Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF MAY 5, 2016

BY AND BETWEEN

BAR HARBOR BANKSHARES

AND

LAKE SUNAPEE BANK GROUP

i

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Plan of Bank Merger
Exhibit C	Form of Employment Agreement
Exhibits D-1 to D-7	Forms of Settlement Agreements

TABLE OF DEFINITIONS

Page
Acquisition Proposal	44
Acquisition Transaction	44
Affiliate	45
Agreement	1
Average Closing Price	41
Bank Merger	1
Bar Harbor Bank	1
BHB	1
BHB Benefit Plans	45
BHB Board	45
BHB Common Stock	45
BHB Defined Benefit Plan	22
BHB Disclosure Schedule	45
BHB Equity Award	18
BHB ERISA Affiliate	22
BHB Financial Statements	19
BHB Intellectual Property	45
BHB Meeting	30
BHB Preferred Stock	18
BHB Ratio	41
BHB Share Price	45
BHB’s SEC Reports	20
BOLI	17
Business Day	45
Certificate	45
Certificate(s)	4
Change in Recommendation	31
Closing	2
Closing Date	2
Code	1
Community Reinvestment Act	9
Confidentiality Agreement	32
Derivative Transaction	45
Determination Date	41
Effective Time	2
Environmental Law	45
ERISA	45
Exchange Act	45
Exchange Agent	4
Exchange Ratio	3
Excluded Shares	45
FDIC	46
FHLB	46
Final Index Price	42
Fractional Shares	3
FRB	46
GAAP	46
Governmental Authority	46
Hazardous Substance	46
Indemnified Parties	34
Indemnifying Party	34
Index Group	42
Index Price	42
Surviving Corporation	1
Tax	48
Tax Returns	48

Page
Index Ratio	41
Informational Systems Conversion	37
Insurance Amount	35
Insurance Policies	16
Intellectual Property	46
IRS	46
Joint Proxy Statement/Prospectus	46
Knowledge	46
Lake Sunapee Bank	1
Leases	16
Letter of Transmittal	3
Lien	46
Loan Property	46
Loans	15
LSBG	1
LSBG Benefit Plans	10
LSBG Board	46
LSBG Common Stock	6
LSBG Defined Benefit Plan	11
LSBG Disclosure Schedule	46
LSBG Employees	10
LSBG ERISA Affiliate	11
LSBG Financial Statements	7
LSBG Intellectual Property	47
LSBG Meeting	31
LSBG Pension Plan	11
LSBG Preferred Stock	6
LSBG Restricted Share Award	5
LSBG’s SEC Reports	7
Material Adverse Effect	47
Material Contracts	10
MBCA	2
MBFI	47
Merger	1
Merger Consideration	3
Merger Registration Statement	31
NASDAQ	47
Notice of Superior Proposal	33
NYSE	47
OCC	47
OREO	15
Person	47
Plan of Bank Merger	1
Regulatory Approvals	37
Regulatory Order	9
Rights	47
Securities Act	47
Settlement Agreement	36
Software	47
Starting Date	42
Starting Price	42
Subsidiary	47
Superior Proposal	47
Taxes	48
Termination Date	40
Voting Agreement	1

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of May 5, 2016, by and between Bar Harbor Bankshares, a Maine corporation (“BHB”), and Lake Sunapee Bank Group, a Delaware corporation (“LSBG”).

WITNESSETH

WHEREAS, the Board of Directors of BHB and the Board of Directors of LSBG have each (i) determined that this Agreement and the business combination and related transactions contemplated hereby are in the best interests of their respective entities and shareholders; (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies; and (iii) approved this Agreement;

WHEREAS, in accordance with the terms of this Agreement, LSBG will merge with and into BHB, and BHB shall be the surviving entity (the “Merger”);

WHEREAS, as a material inducement to BHB to enter into this Agreement, each of the directors and certain executive officers of LSBG have entered into a voting agreement with BHB dated as of the date hereof (a “Voting Agreement”), substantially in the form attached hereto as Exhibit A, pursuant to which each such director or executive officer has agreed, among other things, to vote all shares of LSBG Common Stock (as defined herein) owned by such person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in such agreement;

WHEREAS, the parties intend for the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement be and hereby is adopted as a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code; and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto.

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

Section 1.01 Terms of the Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, LSBG shall merge with and into BHB, and BHB shall be the surviving entity (hereinafter sometimes referred to as the “Surviving Corporation”) and shall continue to be governed by the laws of the State of Maine and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. As part of the Merger, shares of LSBG Common Stock shall, at the Effective Time, be converted into the right to receive the Merger Consideration pursuant to the terms of Article II.

Section 1.02 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Bar Harbor Bank & Trust (“Bar Harbor Bank”), a wholly owned subsidiary of BHB, and Lake Sunapee Bank, fsb (“Lake Sunapee Bank”), a wholly owned subsidiary of LSBG, shall enter into the Plan of Bank Merger (the “Plan of Bank Merger”), substantially in the form attached hereto as Exhibit B, pursuant to which Lake Sunapee Bank will merge with and into Bar Harbor Bank, and Bar Harbor Bank shall be the surviving institution (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

Section 1.03 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code. LSBG and BHB each hereby agree to deliver a certificate substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable its counsel to deliver the legal opinion contemplated by Section 6.01(e).

Section 1.04 Articles of Incorporation and Bylaws. The Articles of Incorporation, as amended, of BHB, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The Amended and Restated Bylaws of BHB, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

Section 1.05 Directors of Surviving Corporation After Effective Time. Subject to Section 5.18, immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of BHB serving immediately prior to the Effective Time.

Section 1.06 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided under the Maine Business Corporation Act (the “MBCA”), and the regulations promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the separate corporate existence of LSBG shall cease and all of the rights, privileges, powers, franchises, properties, assets, debts, liabilities, obligations, restrictions, disabilities and duties of LSBG shall be vested in and assumed by BHB.

Section 1.07 Effective Date and Effective Time; Closing.

(a) Subject to the terms and conditions of this Agreement, BHB will make all such filings as may be required to consummate the Merger by applicable laws and regulations. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of the State of Maine or at such later date or time as BHB and LSBG agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

(b) The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., Eastern time on the Closing Date (as defined below), at the principal offices of K&L Gates LLP in Boston, MA, or such other place or at such other time on the Closing Date as the parties may mutually agree upon. At the Closing, there shall be delivered to BHB and LSBG the certificates and other documents required to be delivered under Article VI hereof. Subject to the satisfaction or waiver of all conditions to closing contained in Article VI hereof, the Closing shall occur no later than ten Business Days following the latest to occur of (i) the receipt of all Regulatory Approvals, and the expiration of any applicable waiting periods, (ii) the approval of the Merger by the stockholders of BHB and by the stockholders of LSBG, or (iii) at such other date or time upon which BHB and LSBG mutually agree (the “Closing Date”).

Section 1.08 Alternative Structure. BHB may, at any time prior to the Effective Time, change the method of effecting the combinations of BHB and LSBG, or Bar Harbor Bank and Lake Sunapee Bank, respectively if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (a) alter or change the Merger Consideration in any way; (b) adversely affect the tax treatment of LSBG’s shareholders pursuant to this Agreement; (c) adversely affect the tax treatment of BHB or LSBG pursuant to this Agreement; or (d) be reasonably likely to materially impede or delay consummation of the transactions contemplated by this Agreement or the Plan of Bank Merger. In the event BHB makes such a change, LSBG agrees to execute an appropriate amendment to this Agreement or the Plan of Bank Merger, as applicable, in order to reflect such change.

Section 1.09 Additional Actions. If, at any time after the Effective Time, BHB shall consider or be advised that any further deeds, documents, assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, or record or otherwise, in BHB its right, title or interest in, to or under any of the rights, properties or assets of LSBG, or (ii) otherwise carry out the purposes of this Agreement, LSBG and its officers and directors shall be deemed to have granted to BHB an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in law or any other acts as are necessary or desirable to (a) vest, perfect or confirm, of record or otherwise, in BHB its right, title or interest in, to or under any of the rights, properties or assets of LSBG or (b) otherwise carry out the purposes of this Agreement, and the officers and directors of BHB are authorized in the name of LSBG or otherwise to take any and all such action.

Section 1.10 Absence of Control. It is the intent of the parties to this Agreement that BHB by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated herein) to control, directly or indirectly, LSBG and shall not exercise or be deemed to exercise, directly or indirectly, a controlling influence over the management or policies of LSBG.

Section 1.11 Lake Sunapee Bank Name and Branding. It is the intent of the parties to this Agreement that, from and after the Effective Time, all Lake Sunapee Bank locations in New Hampshire and Vermont (a) shall be maintained and remain in operation (unless such maintenance and operation would not be commercially reasonable) and (b) shall operate under the Lake Sunapee Bank brand (subject to any reference to Bar Harbor Bank required by applicable regulations).

ARTICLE II

CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01 Merger Consideration. Subject to the provisions of this Agreement, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of LSBG Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive 0.4970 shares (the “Exchange Ratio”) of BHB Common Stock plus cash in lieu of Fractional Shares as provided for in Section 2.03 (the “Merger Consideration”).

Section 2.02 Rights as Shareholders; Stock Transfers. At the Effective Time, holders of LSBG Common Stock shall cease to be, and shall have no rights as, shareholders of LSBG other than the right to receive the Merger Consideration provided under this Article II. Upon and after the Effective Time, there shall be no transfers on the stock transfer books of LSBG of shares of LSBG Common Stock.

Section 2.03 No Fractional Shares. Notwithstanding any other provision of this Agreement, neither certificates nor scrip for fractional shares of BHB Common Stock (“Fractional Shares”) shall be issued in the Merger. Each holder of a Certificate who otherwise would have been entitled to a fraction of a share of BHB Common Stock shall receive in lieu thereof cash (without interest) in an amount determined by multiplying the fractional share interest to which such holder would otherwise be entitled (after taking into account all shares of LSBG Common Stock owned by such holder at the Effective Time) by the BHB Share Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share.

Section 2.04 Treasury Shares; Shares Owned by the Parties. Notwithstanding any other provision of this Agreement, all shares of LSBG Common Stock that are (i) held by LSBG as treasury shares or (ii) owned by BHB or any of its Subsidiaries immediately prior to the Effective Time, shall be cancelled and retired and shall cease to exist, and no shares of BHB Common Stock or other consideration shall be delivered in exchange therefor. Any shares of BHB Common Stock that are owned by LSBG or any of its Subsidiaries immediately prior to the Effective Time shall be cancelled and retired.

Section 2.05 Reserved.

Section 2.06 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to BHB and LSBG shall be mailed as soon as practicable, but in no event later than five Business Days after the Closing Date, after the Effective Time to each holder of record of LSBG Common Stock as of the Effective Time. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of LSBG Common Stock (“Certificate(s)”) to be converted thereby.

(b) At and after the Effective Time, each Certificate shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, BHB shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of BHB Common Stock to provide for payment of the aggregate Merger Consideration pursuant to Section 2.07 and (ii) deposit, or cause to be deposited, with American Stock Transfer & Trust Company, LLC (the “Exchange Agent”), for the benefit of the holders of shares of LSBG Common Stock, for exchange in accordance with this Section 2.06, an amount of cash sufficient to pay any cash in lieu of Fractional Shares pursuant to Section 2.03.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as are reasonably satisfactory to LSBG and BHB and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of BHB Common Stock that such holder has the right to receive pursuant to Section 2.01, and a check in the amount equal to the cash in lieu of Fractional Shares, if any, that such holder has the right to receive pursuant to Section 2.03, and any dividends or other distributions to which such holder is entitled pursuant to this Section 2.06. Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute BHB Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of BHB Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of LSBG Common Stock not registered in the transfer records of LSBG, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such LSBG Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of BHB and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to BHB Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of BHB Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.06. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of BHB Common Stock represented by such person’s Certificates.

(f) The stock transfer books of LSBG shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of LSBG of any shares of LSBG Common Stock. If, after the Effective Time, Certificates are presented to BHB, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.06.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.03, any dividends or other distributions to be paid pursuant to this Section 2.06 or any proceeds from any investments thereof that remains unclaimed by the shareholders of LSBG for nine months after the Effective Time shall be repaid by the Exchange Agent to BHB upon the written request of BHB. After such request is made, any shareholders of LSBG who have not theretofore complied with this Section 2.06 shall look only to BHB for the Merger Consideration and cash in lieu of Fractional Shares, if any, deliverable in respect of each share of LSBG Common Stock such shareholder holds, as determined pursuant to Section 2.06 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of BHB (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of LSBG Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) BHB and the Exchange Agent shall be entitled to rely upon LSBG’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, BHB and the Exchange Agent shall be entitled to deposit any Merger Consideration and cash in lieu of Fractional Shares, if any, represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or BHB, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and cash in lieu of Fractional Shares, if any, deliverable in respect thereof pursuant to Section 2.03.

Section 2.07 Reservation of Shares. Effective upon the date of this Agreement, BHB shall reserve for issuance a sufficient number of shares of the BHB Common Stock for the purpose of issuing shares of BHB Common Stock to LSBG shareholders in accordance with this Article II.

Section 2.08 Listing of Additional Shares. Prior to the Effective Time, BHB shall notify NYSE of the additional shares of BHB Common Stock to be issued by BHB in exchange for the shares of LSBG Common Stock.

Section 2.09 Effect on Outstanding Shares of BHB Common Stock. At the Effective Time, each share of BHB Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

Section 2.10 Effect on Outstanding LSBG Equity Awards. Each unvested award of restricted stock issued by LSBG and outstanding at the Effective Time pursuant to the LSBG 2014 Stock Incentive Plan (each, a “LSBG Restricted Share Award”) shall be fully vested as of the Effective Time and converted into BHB Common Stock in the same manner as any other outstanding share of LSBG Common Stock pursuant to the terms of this Article II.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF LSBG

As a material inducement to BHB to enter into this Agreement and to consummate the transactions contemplated hereby, LSBG hereby makes to BHB the representations and warranties contained in this Article III.

Section 3.01 Organization, Standing and Authority of LSBG. LSBG is a Delaware corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly registered as a bank holding company under the Home Owners’ Loan Act of 1933, as amended, as administered by the FRB. LSBG has full corporate power and authority to carry on its business as now conducted. LSBG is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on LSBG. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of LSBG, copies of which have been made available to BHB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 3.02 Organization, Standing and Authority of Lake Sunapee Bank. Lake Sunapee Bank is a federally chartered savings association duly organized, validly existing and in good standing under the laws of the State of New Hampshire. Lake Sunapee Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Lake Sunapee Bank when due. Lake Sunapee is a member in good standing of the FHLB and owns the requisite amount of stock in the FHLB as set forth on LSBG Disclosure Schedule 3.02. The charter and Bylaws of Lake Sunapee Bank, copies of which have been made available to BHB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 3.03 LSBG Capital Stock.

(a) The authorized capital stock of LSBG consists of 32,500,000 shares, of which 30,000,000 are common stock, $0.01 par value per share, of which 8,381,713 shares are outstanding as of the date hereof (“LSBG Common Stock”), and 2,500,000 shares are preferred stock, $0.01 par value per share, none of which are outstanding as of the date hereof (“LSBG Preferred Stock”). As of the date hereof, there are 434,329 shares of LSBG Common Stock held in treasury by LSBG. The outstanding shares of LSBG Common Stock and LSBG Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights. LSBG does not have any Rights issued or outstanding with respect to LSBG Common Stock or LSBG Preferred Stock and LSBG does not have any commitment to authorize, issue or sell any LSBG Common Stock, LSBG Preferred Stock or Rights.

(b) LSBG Disclosure Schedule 3.03(b) contains a list setting forth, as of the date of this Agreement, all outstanding LSBG Restricted Share Awards, a list of all holders with respect to each such award including identification of any such grantees that are not current or former employees, directors or officers of LSBG, the date of grant, and any vesting schedule applicable to each unvested award. No election has been made with respect to any LSBG Restricted Share Award pursuant to Section 83(b) of the Code. Upon issuance in accordance with the terms of the outstanding award agreements, the shares of LSBG Common Stock issued pursuant to the LSBG Restricted Share Awards shall be issued in compliance with all applicable laws.

Section 3.04 Subsidiaries. Except as disclosed on LSBG Disclosure Schedule 3.04, LSBG does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by LSBG has not been conducted through any other direct or indirect Subsidiary or Affiliate of LSBG. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of LSBG are owned by LSBG, directly or indirectly, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. No such Subsidiary has any Rights issued or outstanding with respect to its capital stock or other equity ownership interests, and it does not have any commitment to authorize, issue or sell any capital stock or other equity ownership interests or Rights. No equity investment identified in LSBG Disclosure Schedule 3.04 is prohibited by the State of New Hampshire, the New Hampshire Banking Department, the OCC or the FDIC.

Section 3.05 Corporate Power; Minute Books. Each of LSBG and Lake Sunapee Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of LSBG and Lake Sunapee Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of the shareholders of LSBG and BHB of this Agreement. The minute books of LSBG, true and complete copies of which have been made available to BHB, contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of LSBG and the LSBG Board (including committees of the LSBG Board).

Section 3.06 Execution and Delivery. Subject to the approval of this Agreement by the shareholders of LSBG, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of LSBG and the LSBG Board on or prior to the date hereof. The LSBG Board has directed that this Agreement be submitted to LSBG’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of LSBG Common Stock entitled to vote thereon, no other vote of the shareholders of LSBG is required by law, the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws of LSBG or otherwise to approve this Agreement and the transactions contemplated hereby. LSBG has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by BHB, this Agreement is a valid and legally binding obligation of LSBG, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 3.07 Regulatory Approvals; No Defaults.

(a) Except as disclosed on LSBG Disclosure Schedule 3.07, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by LSBG or any of its Subsidiaries in connection with the execution, delivery or performance by LSBG or Lake Sunapee Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and consents, approvals or waivers by the OCC, as may be required, and (ii) the approval of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of LSBG Common Stock. As of the date hereof, LSBG is not aware of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph, and the expiration of related waiting periods, the execution, delivery and performance of this Agreement by LSBG, as applicable, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the charter or Bylaws (or similar governing documents) of LSBG or any of its Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to LSBG or any of its Subsidiaries, or any of their properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of LSBG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which LSBG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 3.08 Financial Statements. LSBG has previously made available to BHB copies of (i) the consolidated balance sheets of LSBG as of December 31 for the fiscal years 2015 and 2014, and the related consolidated statements, comprehensive income, changes in stockholders’ equity, and cash flows for the fiscal years 2015, 2014 and 2013, in each case accompanied by the audit report of Baker Newman and Noyes, LLC (or its predecessor Shatswell, Macleod & Company, P.C.), the independent registered public accounting firm of LSBG (the “LSBG Financial Statements”) and (ii) the consolidated report of condition and income filed with the FDIC by Lake Sunapee Bank for the period ended December 31, 2015. The LSBG Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the operations and financial position of LSBG and its consolidated Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved. The books and records of LSBG have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Baker Newman and Noyes, LLC has not resigned or been dismissed as independent public accountants of LSBG as a result of or in connection with any disagreements with LSBG on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 3.09 Securities Filings. Other than as disclosed on LSBG Disclosure Schedule 3.09, LSBG has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31,

2013 (collectively, “LSBG’s SEC Reports”). None of LSBG’s SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of LSBG’s SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of LSBG included or incorporated by reference in LSBG’s SEC Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. There are no outstanding comments from or unresolved issues raised by the SEC staff with respect to LSBG’s SEC Reports. None of LSBG’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Section 3.10 Absence of Certain Changes or Events.

(a) Since December 31, 2015, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on LSBG.

(b) Since December 31, 2015, each of LSBG and its Subsidiaries has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for the incurrence of expenses in connection with this Agreement).

(c) Except as set forth in LSBG Disclosure Schedule 3.10, since December 31, 2015, none of LSBG or any of its Subsidiaries has (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of December 31, 2015, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of its capital stock, (iii) effected or authorized any split, combination or reclassification of any of its capital stock or any issuance or issued any other securities in respect of, in lieu of or in substitution for shares of its capital stock, (iv) changed any accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, including any reserving, renewal or residual method, practice or policy, except in accordance with GAAP, (v) made any tax election or any settlement or compromise of any income tax liability, (vi) made any material change in its policies and procedures in connection with underwriting standards, origination, purchase and sale procedures or hedging activities with respect to any Loans, (vii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (viii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, (ix) had any union organizing activities or (x) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

Section 3.11 Absence of Undisclosed Liabilities. None of LSBG or any of its Subsidiaries has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, whether or not required to be disclosed in a balance sheet prepared in accordance with GAAP, except for those (i) liabilities properly accrued or reserved against in the consolidated balance sheet of LSBG as of December 31, 2015 included in the LSBG SEC Reports, (ii) liabilities and obligations incurred since December 31, 2015 in the ordinary course of business consistent with past practice, (iii) liabilities and obligations that are not material to LSBG and its Subsidiaries, taken as a whole, and (iv) any liabilities and obligations incurred with respect to the transactions contemplated by this Agreement.

Section 3.12 Financial Controls and Procedures. During the periods covered by the LSBG Financial Statements, each of LSBG and its Subsidiaries has had in place internal controls over financial reporting which are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of LSBG’s or any of its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of LSBG or its accountants or agents.

Section 3.13 Regulatory Matters.

(a) Each of LSBG and its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2012 with any Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business, and except as set forth in LSBG Disclosure Schedule 3.13(a), no Governmental Authority has initiated any proceeding, or to the Knowledge of LSBG, investigation into the business or operations of LSBG or any of its Subsidiaries, since December 31, 2012. Other than as set forth in LSBG Disclosure Schedule 3.13(a), there is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Lake Sunapee Bank. Lake Sunapee Bank is “well-capitalized” as defined in applicable laws and regulations, and Lake Sunapee Bank has a Community Reinvestment Act of 1977, as amended (the “Community Reinvestment Act”), rating of “satisfactory” or better.

(b) LSBG has timely filed with the SEC and NASDAQ all documents required by the Securities Act and the Exchange Act, and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c) Other than as set forth in LSBG Disclosure Schedule 3.13(c), neither LSBG nor Lake Sunapee Bank is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter (each a “Regulatory Order”) from, any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. Each of LSBG and Lake Sunapee Bank has not been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

Section 3.14 Legal Proceedings.

(a) Other than as set forth in LSBG Disclosure Schedule 3.14, there are no pending or, to LSBG’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LSBG or any of its Subsidiaries.

(b) Other than as set forth in LSBG Disclosure Schedule 3.14, none of LSBG or any of its Subsidiaries is a party to any, or are there any pending or, to LSBG’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against LSBG or any of its Subsidiaries in which, to the Knowledge of LSBG, there is a reasonable probability of any material recovery against or other Material Adverse Effect on LSBG or any of its Subsidiaries or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon LSBG or any of its Subsidiaries, or their respective assets, and none of LSBG or any of its Subsidiaries has been advised of, or is aware of, the threat of any such action.

Section 3.15 Compliance with Laws.

(a) Each of LSBG and its Subsidiaries is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Equal Credit Opportunity Act, as amended, the Fair Housing

Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) Each of LSBG and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to LSBG’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) Other than as set forth in LSBG Disclosure Schedule 3.15, none of LSBG or any Subsidiary has received, since December 31, 2013, any notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to LSBG’s Knowledge, do any grounds for any of the foregoing exist).

Section 3.16 Material Contracts; Defaults.

(a) Other than as set forth in LSBG Disclosure Schedule 3.16(a), none of LSBG or any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral): (i) with respect to the employment of any directors, officers, employees or consultants; (ii) which would entitle any present or former director, officer, employee or agent of LSBG or any Subsidiary to indemnification from LSBG or such Subsidiary; (iii) which is not terminable on sixty (60) days or less notice and involving the payment of more than $25,000 per annum; (iv) which materially restricts the conduct of any business by LSBG or any Subsidiary or (v) which is a “material contract” (as such term is defined in Item 601(b)(1) of Regulation S-K of the SEC) not filed as an exhibit to LSBG’s Annual Report on Form 10-K for the year ended December 31, 2015 or a subsequently filed Current Report on Form 8-K or Quarterly Report on Form 10-Q of LSBG (collectively, “Material Contracts”). LSBG has previously delivered to BHB true, complete and correct copies of each such document.

(b) To LSBG’s Knowledge, none of LSBG or any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. Except as set forth in LSBG Disclosure Schedule 3.16(b), no power of attorney or similar authorization given directly or indirectly by LSBG or any of its Subsidiaries is currently outstanding.

Section 3.17 Brokers. LSBG has received the opinion of Griffin Financial Group LLC to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to LSBG’s shareholders. Other than for financial advisory services performed for LSBG by Griffin Financial Group LLC pursuant to an agreement dated April 11, 2016, a true and complete copy of which has been previously delivered or made available to BHB, neither LSBG nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for LSBG or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

Section 3.18 Employee Benefit Plans.

(a) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of LSBG (the “LSBG Employees”) and current or former directors of LSBG including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of LSBG, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans (the “LSBG Benefit Plans”), are identified in LSBG Disclosure Schedule 3.18(a). True and complete copies of all LSBG Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any LSBG Benefit Plans and all amendments thereto, have been provided to BHB. With respect to the LSBG Benefit Plans, true and complete copies of the following have been provided to BHB, where applicable: (i) a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service, (ii) a copy of the three most recently filed Forms 5500 and summary annual reports, with schedules and financial statements attached, (iii) actuarial valuations and reports for the three most recently completed plan years, and (iv) copies of material notices, letters or other correspondence from any Governmental Authority, copies of current and prior IRS or DOL audits or inquiries, and any filings under any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Authority. Except as set forth in LSBG Disclosure Schedule 3.18(a), LSBG may amend or terminate any such LSBG Benefit Plan at any time without incurring any material liability thereunder.

(b) Each LSBG Benefit Plan covering LSBG Employees are in substantial compliance with its terms and all applicable laws (including ERISA, the Code, and the Affordable Care Act). Each LSBG Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “LSBG Pension Plan”) and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS, and to the Knowledge of LSBG, there are no circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such LSBG Pension Plan under Section 401(a) of the Code. There is no pending or, to LSBG’s Knowledge, threatened investigation, audit, or litigation relating to the LSBG Benefit Plans. LSBG has not engaged in a transaction with respect to any LSBG Benefit Plan or LSBG Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject LSBG to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(c) No LSBG Pension Plan is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the Code). Except as identified in LSBG Disclosure Schedule 3.18(c), neither LSBG nor or any entity which is considered one employer with LSBG under Section 4001 of ERISA or Section 414 of the Code (a “LSBG ERISA Affiliate”) has ever sponsored a LSBG Pension Plan that is subject to Title IV of ERISA. Neither LSBG nor any LSBG ERISA Affiliate has ever sponsored or contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA or “multiple employer plan,” as defined in Section 4063 of ERISA. No liability to any Governmental Entity, other than PBGC premiums arising in the ordinary course of business, has been or is expected by LSBG or any Subsidiary with respect to any LSBG Benefit Plan which is subject to Title IV of ERISA (“LSBG Defined Benefit Plan”) currently or formerly maintained by LSBG or any LSBG ERISA Affiliate. No notice of a “reportable event,” within the meaning of Section of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any LSBG Defined Benefit Plan or by any LSBG ERISA Affiliate within the 12 month period ending on the date hereof or will be required to be filed in connection with the transactions contemplated by this Agreement. No LSBG Defined Benefit Plan or single-employer plan of any LSBG ERISA Affiliate has an “accumulated funding deficiency” (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. LSBG has not provided, and is not required to provide, security to any LSBG Defined Benefit Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code. No complete or partial termination of any LSBG Defined Benefit Plan has occurred or is expected to occur. Neither LSBG nor any LSBG ERISA Affiliate has ever contributed to, sponsored or maintained any “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(d) All material contributions required to be made under the terms of any LSBG Benefit Plan and applicable law have been timely made, and all anticipated contributions and funding obligations are accrued on LSBG’s consolidated financial statements to the extent required by GAAP. LSBG and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable LSBG Benefit Plan for financial reporting purposes as required by GAAP.

(e) Other than as set forth in LSBG Disclosure Schedule 3.18(e), none of LSBG or any of its Subsidiaries has any obligations for retiree health and life benefits under any LSBG Benefit Plan, other than coverage as may be required under Section 4980B of the Code or Part 6 of Title I of ERISA, or under the continuation of coverage provisions of the laws of any state or locality.

(f) Other than as set forth in LSBG Disclosure Schedule 3.18(f), the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional or subsequent events) will not (i) entitle any LSBG Employees to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the LSBG Benefit Plans, (iii) result in any breach or violation of, or a default under, any of the LSBG Benefit Plans, (iv) result in any payment that would be a “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (v) limit or restrict the right of LSBG, or after the consummation of the transactions contemplated herby, BHB or Surviving Corporation, to merge amend, or terminate any of the LSBG Benefit Plans, or (vi) result in payments that would not be deductible under Section 162(m) of the Code. LSBG Disclosure Schedule 3.18(f) contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement), under certain employment, change-in-control, severance and similar contracts, plans and arrangements with or which cover any present or former director, officer or employee of LSBG who are entitled to any such amount and identifying the types and estimated amounts of the in-kind benefits due under any LSBG Benefit Plans (other than a plan qualified under Section 401(a) of the Code) for each such person, specifying the assumptions in such schedule and providing estimates of other related fees or expenses.

(g) Each LSBG Benefit Plan that is a deferred compensation plan and any deferral elections thereunder are in compliance with the terms of the plan and the operational and documentary requirements Section 409A of the Code, to the extent applicable. Other than as disclosed on LSBG Disclosure Schedule 3.18(g), LSBG does not have any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred under Section 409A or Section 4999 of the Code.

(h) Each LSBG Restricted Share Award (i) was granted in compliance with all applicable laws and all of the terms and conditions of the applicable plan pursuant to which it was issued, (ii) has a grant date identical to the date on which the LSBG Board or the LSBG’s compensation committee actually awarded it, (iii) is exempt from the Section 409A of the Code, and (iv) qualifies for the tax and accounting treatment afforded to such award in the LSBG Tax Returns and the LSBG Financial Statements, respectively.

Section 3.19 Labor Matters.

(a) None of LSBG or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is LSBG or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel LSBG or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to LSBG’s Knowledge, threatened, nor is LSBG or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Since December 31, 2012, each of LSBG and its Subsidiaries has complied in all material respects with all applicable legal requirements and employment or worker practices related to the employment of its employees and the engagement of its independent contractors, consultant, interns, or other non-employee service providers, including provisions related to wages, hours, overtime exemption classification, independent contractor classification, leaves of absence, equal opportunity, privacy right, retaliation, immigration, wrongful discharge, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, and the payment of social security and other taxes. There are no material actions, suits, complaints, charges, arbitrations, claims, disputes, grievances, or controversies pending or, to the Knowledge of LSBG, threatened between either LSBG or any of its Subsidiaries and any of their respective present or former employees or independent contractors, consultants, interns, or other non-employee service providers, except as described in LSBG Disclosure Schedule 3.19(b).

(c) To the Knowledge of LSBG, no senior executive officer or manager of any material operations of LSBG or any of its Subsidiaries or any material group of employees of LSBG or any of its Subsidiaries has or have any present plans to terminate their employment with LSBG or such Subsidiary.

(d) LSBG has delivered or made available to BHB a true and complete list of the names, corporate and functional titles, hire dates and full or part-time status (collectively, “LSBG Employees”) as of the date hereof. Except as otherwise set forth on LSBG Disclosure Schedule 3.19(d), (A) none of the LSBG Employees has a contract of employment with LSBG or any of its Subsidiaries, (B) all LSBG Employees are employees “at will” whose employment is terminable without liability therefor and (C) none of the LSBG Employees has a contract with, or is otherwise entitled to receive any payments from, LSBG or any of its Subsidiaries relating to any other bonuses, retention or stay payments, severance pay or benefits, or other perquisites or benefits.

Section 3.20 Environmental Matters.

(a) To LSBG’s Knowledge, LSBG and its Subsidiaries and their respective owned real properties are in material compliance with all Environmental Laws. LSBG is not aware of, nor has LSBG or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of LSBG and its Subsidiaries with all Environmental Laws.

(b) To LSBG’s Knowledge, each of LSBG and its Subsidiaries has obtained all material permits, licenses and authorizations that are required under all Environmental Laws.

(c) To LSBG’s Knowledge, no Hazardous Substance exist on, about or within any of the owned real properties, nor have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties. The use that each of LSBG and its Subsidiaries makes and intends to make of the owned real properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in or from any of those properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending or to LSBG’s Knowledge threatened against LSBG or any of its Subsidiaries relating in any way to any Environmental Law. To LSBG’s Knowledge, none of LSBG or any of its Subsidiaries has any liability for remedial action under any Environmental Law. None of LSBG or any of its Subsidiaries has received any request for information by any governmental authority with respect to the condition, use or operation of any of the owned real properties or LSBG Loan Property nor has LSBG or any of its Subsidiaries received any notice of any kind from any governmental authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of the owned real properties or LSBG Loan Property.

Section 3.21 Tax Matters.

(a) Each of LSBG and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by LSBG and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of LSBG and which LSBG or such Subsidiary is contesting in good faith. None of LSBG or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and other than as set forth on LSBG Disclosure Schedule 3.21(a), neither LSBG nor any of its Subsidiaries currently has any open tax years. No claim has ever been made by an authority in a jurisdiction where LSBG or any Subsidiary thereof does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of LSBG or any of its Subsidiaries.

(b) Each of LSBG and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of LSBG are pending with respect to LSBG or any of its Subsidiaries. None of LSBG or any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where LSBG or any Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against LSBG or any of its Subsidiaries.

(d) Each of LSBG and its Subsidiaries has provided BHB with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to LSBG or such Subsidiary, as the case may be, for taxable periods ended December 31, 2015, 2014 and 2013. Each of LSBG and its Subsidiaries has delivered to BHB correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by LSBG or such Subsidiary, as the case may be, filed for the years ended December 31, 2015, 2014 and 2013. Each of LSBG and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices LSBG or such Subsidiary, as the case may be, has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e) None of LSBG or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) None of LSBG or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of LSBG and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Other than as set forth on LSBG Disclosure Schedule 3.21(f), none of LSBG or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Except for an affiliated group with its Subsidiaries or LSBG (as applicable), none of LSBG or any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return, or (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than LSBG or such Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of LSBG and its Subsidiaries (i) did not, as of the end of the most recent period covered by LSBG’s or such Subsidiary’s call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in LSBG’s or such Subsidiary’s call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of LSBG or such Subsidiary in filing its Tax Returns. Since the end of the most recent period covered by LSBG’s or any of its Subsidiary’s call reports filed prior to the date hereof, none of LSBG or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) None of LSBG or any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(i) None of LSBG or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j) None of LSBG or any of its Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and none of LSBG or any of its Subsidiaries has been notified of, or to LSBG’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

Section 3.22 Investment Securities. LSBG Disclosure Schedule 3.22 sets forth the book and market value as of March 31, 2016 of the investment securities, mortgage backed securities and securities held for sale of LSBG and its Subsidiaries, as well as, with respect to such securities, descriptions thereof, CUSIP numbers, book values, fair values and coupon rates.

Section 3.23 Derivative Transactions.

(a) All Derivative Transactions entered into by LSBG or any of its Subsidiaries or for the account of any of their respective customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by LSBG and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. Each of LSBG and its Subsidiaries has duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of LSBG, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) Except as set forth in LSBG Disclosure Schedule 3.23, no Derivative Transactions, were it to be a Loan held by LSBG or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. The financial position of LSBG and its Subsidiaries under or with respect to each such Derivative Transactions has been reflected in the books and records of LSBG in accordance with GAAP consistently applied, and no open exposure of LSBG or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists.

Section 3.24 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in LSBG Disclosure Schedule 3.24(a), as of the date hereof, none of LSBG or any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), under the terms of which the obligor was, as of December 31, 2015, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of LSBG or any of its Subsidiaries, or to the Knowledge of LSBG, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. LSBG Disclosure Schedule 3.24(a) identifies (x) each Loan that as of December 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by LSBG or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of LSBG that as of December 31, 2015 was classified as other real estate owned (“OREO”) and the book value thereof.

(b) Except as identified in LSBG Disclosure Schedule 3.24(b), each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of LSBG, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in compliance with applicable laws and regulations and LSBG’s or the applicable LSBG Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct.

(d) Except as set forth in LSBG Disclosure Schedule 3.24(d), none of LSBG or any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates LSBG or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of LSBG or any of its Subsidiaries.

Section 3.25 Tangible Properties and Assets.

(a) LSBG Disclosure Schedule 3.25(a) sets forth a true, correct and complete list of all real property owned by LSBG or any of its Subsidiaries. Except as set forth in LSBG Disclosure Schedule 3.25(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, LSBG or one of its Subsidiaries has good and clear record and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset.

(b) LSBG Disclosure Schedule 3.25(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which LSBG or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and, as of the date hereof, none of LSBG or any of its Subsidiaries has received a written notice of, or otherwise has Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by LSBG or any of its Subsidiaries of, or material default by LSBG or any of its Subsidiaries in, the performance of any covenant, agreement or condition contained in any Lease, and to LSBG’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Except as set forth on LSBG Disclosure Schedule 3.25(b), there is no pending or, to LSBG’s Knowledge, threatened proceeding, action or governmental or regulatory investigation of any nature by any Governmental Authority with respect to the real property that LSBG or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including a pending or threatened taking of any of such real property by eminent domain. Each of LSBG and its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 3.26 Intellectual Property. LSBG Disclosure Schedule 3.26 sets forth a true, complete and correct list of all LSBG Intellectual Property. LSBG or one of its Subsidiaries owns or has a valid license to use all LSBG Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). LSBG Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of LSBG and its Subsidiaries as currently conducted. LSBG Intellectual Property owned by LSBG or any of its Subsidiaries, and to the Knowledge of LSBG, all other LSBG Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and none of LSBG or any of its Subsidiaries has received notice challenging the validity or enforceability of LSBG Intellectual Property. To the Knowledge of LSBG, the conduct of the business of LSBG and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of LSBG and its Subsidiaries to own or use any of the LSBG Intellectual Property.

Section 3.27 Fiduciary Accounts. Since December 31, 2015, each of LSBG and its Subsidiaries has properly administered all accounts for which it is or was a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. To the Knowledge of LSBG, neither LSBG nor any of its Subsidiaries nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 3.28 Insurance.

(a) LSBG Disclosure Schedule 3.28(a) identifies all of the material insurance policies, binders, or bonds currently maintained by LSBG or any of its Subsidiaries, other than credit-life policies (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $50,000. Each of LSBG and its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of LSBG reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, none of LSBG or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) LSBG Disclosure Schedule 3.28(b) sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by LSBG or any of its Subsidiaries, including the value of BOLI as of the end of the month prior to the date hereof. The value of such BOLI as of the date hereof is fairly and accurately reflected in the LSBG Financial Statements in accordance with GAAP.

Section 3.29 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 3.30 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement/Prospectus and the dates of the meeting of the shareholders of LSBG to which such Joint Proxy Statement/Prospectus relates, the Joint Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information filed with the SEC and either incorporated by reference in the Joint Proxy Statement/Prospectus or otherwise amending the Joint Proxy Statement/Prospectus as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to BHB and its Subsidiaries provided in writing by BHB and included in the Joint Proxy Statement/Prospectus.

Section 3.31 Disclosure. The representations and warranties contained in this Article III, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article III not misleading.

Section 3.32 Charter Holding Corp.; Charter Trust Company.

(a) Charter Holding Corp., a wholly-owned subsidiary of Lake Sunapee Bank, is a New Hampshire corporation duly organized, validly existing and in good standing under the laws of the State of New Hampshire. The charter and bylaws of Charter Holding Corp., copies of which have been made available to BHB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(b) Charter Trust Company, a wholly-owned subsidiary of Charter Holding Corp. is a New Hampshire-chartered non-depository trust company duly organized, validly existing and in good standing under the laws of the State of New Hampshire. The charter and bylaws of Charter Trust Company, copies of which have been made available to BHB, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

(c) Each of Charter Holding Corp. and Charter Trust Company has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets.

(d) Neither Charter Holding Corp. nor Charter Trust Company is a party to or is subject to any Regulatory Order from any Governmental Authority charged with the supervision or regulation of it. Each of Charter Holding Corp. and Charter Trust Company has not been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BHB

As a material inducement to LSBG to enter into this Agreement and to consummate the transactions contemplated hereby, BHB hereby makes to LSBG the representations and warranties contained in this Article IV.

Section 4.01 Organization, Standing and Authority of BHB. BHB is a Maine corporation duly organized, validly existing and in good standing under the laws of the State of Maine, and is duly registered as a savings and loan holding company under the Home Owners’ Loan Act of 1933, as amended. BHB has full corporate power and authority to carry on its business as now conducted. BHB is duly licensed or qualified to do business in the States of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Effect on BHB. The Articles of Incorporation, as amended, and Amended and Restated Bylaws of BHB, copies of which have been made available to LSBG, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.02 Organization, Standing and Authority of Bar Harbor Bank. Bar Harbor Bank is a Maine chartered financial institution duly organized, validly existing and in good standing under the laws of the United States. Bar Harbor Bank’s deposits are insured by the FDIC in the manner and to the fullest extent provided by applicable law, and all premiums and assessments required to be paid in connection therewith have been paid by Bar Harbor Bank when due. Bar Harbor Bank is a member in good standing of the FHLB and owns the requisite amount of stock in the FHLB as set forth on BHB Disclosure Schedule 4.02. The charter and Bylaws of Bar Harbor Bank, copies of which have been made available to LSBG, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement.

Section 4.03 BHB Capital Stock.

(a) The authorized capital stock of BHB consists of 20,000,000 shares of BHB Common Stock, par value $2.00 per share, of which 6,023,077 shares are outstanding as of the date hereof, and 1,000,000 shares of authorized preferred stock, of which no shares are outstanding (“BHB Preferred Stock”). As of the date hereof, 765,331 shares of BHB Common Stock are held in treasury by BHB. The outstanding shares of BHB Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and free of preemptive rights. Except for the BHB Common Stock to be issued pursuant to this Agreement and pursuant to outstanding BHB Option Awards, BHB does not have any Rights issued or outstanding with respect to BHB Common Stock or BHB Preferred Stock and BHB does not have any commitments to authorize, issue or sell any BHB Common Stock, BHB Preferred Stock or Rights.

(b) As of the date hereof, 13,976,923 shares of BHB Common Stock are available for issuance upon the exercise of outstanding BHB Option Awards or available for issuance pursuant to the Bar Harbor Bankshares and Subsidiaries Incentive Stock Option Plan of 2000, the 2009 Bar Harbor Bankshares and Subsidiaries Equity Incentive Plan and the 2015 Bar Harbor Bankshares and Subsidiaries Equity Incentive Plan. Upon issuance in accordance with the terms of the outstanding award agreements, the shares of BHB Common Stock issued pursuant to the BHB Option Awards shall be issued in compliance with all applicable laws.

Section 4.04 Subsidiaries. Except as disclosed on BHB Disclosure Schedule 4.04, BHB does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by BHB has not been conducted through any other direct or indirect Subsidiary or Affiliate of BHB. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of BHB are owned by BHB, directly or indirectly, free and clear of any Liens, and all such shares or equity ownership interests are duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. No such Subsidiary has any Rights issued or outstanding with respect to its capital stock or other equity ownership interests, and it does not have any commitment to authorize, issue or sell any capital stock or other equity ownership interests or Rights. No equity investment identified in BHB Disclosure Schedule 4.04 is prohibited by the State of Maine, the MBFI or the FDIC.

Section 4.05 Corporate Power; Minute Books. Each of BHB and Bar Harbor Bank has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and each of BHB and Bar Harbor Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities and the approval of the shareholders of LSBG and BHB of this Agreement. The minute books of BHB, true and complete copies of which have been made available to LSBG, contain true, complete and accurate records of all meetings and other corporate actions held or taken by shareholders of BHB and the BHB Board (including committees of the BHB Board).

Section 4.06 Execution and Delivery. Subject to the approval of this Agreement by the shareholders of BHB, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of BHB and the BHB Board on or prior to the date hereof. The BHB Board has directed that this Agreement be submitted to BHB’s shareholders for approval at a meeting of such shareholders and, except for the approval and adoption of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of BHB Common Stock entitled to vote thereon, no other vote of the shareholders of BHB is required by law, the Articles of Incorporation, as amended, of BHB, the Amended and Restated Bylaws of BHB or otherwise to approve this Agreement and the transactions contemplated hereby. BHB has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by LSBG, this Agreement is a valid and legally binding obligation of BHB, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights or by general equity principles).

Section 4.07 Regulatory Approvals; No Defaults.

(a) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by BHB or any of its Subsidiaries in connection with the execution, delivery or performance by BHB or Bar Harbor Bank of this Agreement or to consummate the transactions contemplated hereby, except for (i) filings of applications or notices with, and consents, approvals or waivers by the FRB and MBFI, as may be required, and (ii) the approval of this Agreement by the requisite affirmative vote of the holders of the outstanding shares of BHB Common Stock. As of the date hereof, BHB is not aware of any reason why the approvals set forth above and referred to in Section 6.01(a) will not be received in a timely manner.

(b) Subject to receipt, or the making, of the consents, approvals, waivers and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by BHB, and the consummation of the transactions contemplated hereby do not and will not (i) constitute a breach or violation of, or a default under, the charter or Bylaws (or similar governing documents) of BHB or any of its Subsidiaries, (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BHB or any of its Subsidiaries, or any of their respective properties or assets or (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of BHB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which BHB or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.08 Financial Statements. BHB has previously made available to LSBG copies of the consolidated balance sheets of BHB and its Subsidiaries as of December 31 for the fiscal years 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the fiscal years 2015, 2014 and 2013, in each case accompanied by the audit report of RSM US LLP, the independent registered public accounting firm of BHB (or KMPG LLP, the previous independent registered public accounting firm of BHB) (the “BHB Financial Statements”). The BHB Financial Statements (including the related notes, where applicable) fairly present in all material respects the results of the consolidated operations and consolidated financial position of BHB and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; each of such statements (including the related notes, where applicable) complies with applicable accounting requirements and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved. The books and records of BHB and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. RSM US LLP has not resigned or been dismissed as independent public accountants of BHB as a result of or in connection with any disagreements with BHB on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

Section 4.09 Securities Filings. BHB has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2013 (collectively, “BHB’s SEC Reports”). None of BHB’s SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates of filing with the SEC, all of BHB’s SEC Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of BHB included or incorporated by reference in BHB’s SEC Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. There are no outstanding comments or unresolved issued raised by the SEC staff with respect to BHB’s SEC Reports. None of BHB’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

Section 4.10 Absence of Certain Changes or Events.

(a) Since December 31, 2015, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on BHB.

(b) Since December 31, 2015, each of BHB and its Subsidiaries has carried on its business only in the ordinary and usual course of business consistent with its past practices (except for the incurrence of expenses in connection with this Agreement).

Section 4.11 Financial Controls and Procedures. During the periods covered by the BHB Financial Statements, each of BHB and its Subsidiaries has had in place internal controls over financial reporting which are designed and maintained to ensure that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of BHB’s or any of its Subsidiaries’ records, systems, controls, data or information are recorded, stored, maintained, operated or otherwise wholly or partly dependent on or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of BHB or its accountants or agents.

Section 4.12 Regulatory Matters.

(a) Each of BHB and its Subsidiaries has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 2012 with any Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by any Governmental Authority in the regular course of the business, and except as set forth in BHB Disclosure Schedule 4.12(a), no Governmental Authority has initiated any proceeding, or to the Knowledge of BHB, investigation into the business or operations of BHB and its Subsidiaries, since December 31, 2012. Other than as set forth in BHB Disclosure Schedule 4.12(a) there is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations of Bar Harbor Bank. Bar Harbor Bank is “well-capitalized” as defined in applicable laws and regulations, and Bank has a Community Reinvestment Act rating of “satisfactory” or better.

(b) BHB has timely filed with the SEC and NYSE all documents required by the Securities Act and the Exchange Act, and such documents, as the same may have been amended, complied, at the time filed with the SEC, in all material respects with the Securities Act and the Exchange Act.

(c) Other than as set forth in BHB Disclosure Schedule 4.12(c), neither BHB, nor any of its properties is a party to or is subject to any Regulatory Order from any Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits or the supervision or regulation of it. BHB has not been advised by, or has any Knowledge of facts which could give rise to an advisory notice by, any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any Regulatory Order.

Section 4.13 Legal Proceedings.

(a) Other than as set forth in BHB Disclosure Schedule 4.13(a), there are no pending or, to BHB’s Knowledge, threatened legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BHB or any of its Subsidiaries.

(b) None of BHB or any of its Subsidiaries is a party to any, or are there any pending or, to BHB’s Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BHB or any of its Subsidiaries in which, to the Knowledge of BHB, there is a reasonable probability of any material recovery against or other Material Adverse Effect on BHB or any of its Subsidiaries or which challenges the validity or propriety of the transactions contemplated by this Agreement.

(c) There is no injunction, order, judgment or decree imposed upon BHB or any of its Subsidiaries, or their respective assets, and none of BHB or any of its Subsidiaries has been advised of, or is aware of, the threat of any such action.

Section 4.14 Compliance with Laws.

(a) Each of BHB and its Subsidiaries is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including the Equal Credit Opportunity Act, as amended, the Fair Housing Act, as amended, the Community Reinvestment Act, the Home Mortgage Disclosure Act, the Bank Secrecy Act of 1970, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and all other applicable fair lending and fair housing laws or other laws relating to discrimination;

(b) Each of BHB and its Subsidiaries has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to BHB’s Knowledge, no suspension or cancellation of any of them is threatened; and

(c) Other than as set forth in BHB Disclosure Schedule 4.14(c), none of BHB or any Subsidiary has received, since December 31, 2013, any notification or communication from any Governmental Authority (i) asserting that it is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces, or (ii) threatening to revoke any license, franchise, permit or governmental authorization (nor, to BHB’s Knowledge, do any grounds for any of the foregoing exist).

Section 4.15 Material Contracts; Defaults. None of BHB or any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such item is defined in Item 601(b)(10) of Regulation S-K of the

SEC) not filed as an exhibit to BHB’s Annual Report or a subsequently filed Current Report on Form 8-K or Quarterly Report on Form 10-Q of BHB. To its Knowledge, none of BHB or any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by BHB or any of its Subsidiaries is currently outstanding.

Section 4.16 Brokers. BHB has received the opinion of Sandler O’Neill & Partners, L.P. to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to BHB. Other than for financial advisory services performed for BHB by Sandler O’Neill & Partners, L.P. pursuant to an agreement dated April 19, 2016, a true and complete copy of which has been previously delivered or made available to LSBG, neither BHB nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for BHB or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

Section 4.17 Employee Benefit Plans.

(a) To the Knowledge of BHB, each BHB Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, HIPAA, and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, COBRA, and HIPAA and any other applicable law have been timely made or any interest, fines, penalties or other impositions for late filings have been paid in full. Neither BHB nor any of its Subsidiaries have engaged in a transaction, or omitted to take any action, with respect to any BHB Benefit Plan that would reasonably be expected to subject BHB or any Subsidiary to a material unpaid tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA.

(b) No BHB Benefit Plan currently maintained by BHB or any entity which is considered one employer with BHB under Section 4001(b)(1) of ERISA or Section 414 of the Code (an “BHB ERISA Affiliate”) is subject to Title IV of ERISA (“BHB Defined Benefit Plan”). Neither BHB nor any BHB ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA.

Section 4.18 Labor Matters.

(a) None of BHB or any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is BHB or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act, as amended) or seeking to compel BHB or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to BHB’s Knowledge, threatened, nor is BHB or any of its Subsidiaries aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(b) Since December 31, 2012, each of BHB and its Subsidiaries has complied in all material respects with all applicable legal requirements and employment or worker practices related to the employment of its employees and the engagement of its independent contractors, consultant, interns, or other non-employee service providers, including provisions related to wages, hours, overtime exemption classification, independent contractor classification, leaves of absence, equal opportunity, privacy right, retaliation, immigration, wrongful discharge, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, and the payment of social security and other taxes. To the Knowledge of BHB, there are no material actions, suits, complaints, charges, arbitrations, claims, disputes, grievances, or controversies pending or threatened between either BHB or any of its Subsidiaries and any of their respective present or former employees or independent contractors, consultants, interns, or other non-employee service providers.

(c) To the Knowledge of BHB, no senior executive officer or manager of any material operations of BHB or any of its Subsidiaries or any material group of employees of BHB or any of its Subsidiaries has or have any present plans to terminate their employment with BHB or such Subsidiary.

Section 4.19 Environmental Matters.

(a) To BHB’s Knowledge, BHB and its Subsidiaries and their respective owned real properties are in material compliance with all Environmental Laws. BHB is not aware of, nor has BHB or any of its Subsidiaries received notice of, any past, present, or future conditions, events, activities, practices or incidents that may interfere with or prevent the material compliance of BHB and its Subsidiaries with all Environmental Laws.

(b) To BHB’s Knowledge, each of BHB and its Subsidiaries has obtained all material permits, licenses and authorizations that are required under all Environmental Laws.

(c) To BHB’s Knowledge, no Hazardous Substance exist on, about or within any of the owned real properties, nor to BHB’s Knowledge have any Hazardous Substance previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties. The use that each of BHB and its Subsidiaries makes and intends to make of the owned real properties shall not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance on, in or from any of those properties.

(d) There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other governmental authority pending or to BHB’s Knowledge threatened against BHB or any of its Subsidiaries relating in any way to any Environmental Law. To BHB’s Knowledge, none of BHB or any of its Subsidiaries has any liability for remedial action under any Environmental Law. None of BHB or any of its Subsidiaries has received any request for information by any governmental authority with respect to the condition, use or operation of any of the owned real properties or BHB Loan Property nor has BHB or any of its Subsidiaries received any notice of any kind from any governmental authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law with respect to any of the owned real properties or BHB Loan Property

Section 4.20 Tax Matters.

(a) Each of BHB and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by BHB and its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of BHB and which BHB or such Subsidiary is contesting in good faith. None of BHB or any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return, and neither BHB nor any of its Subsidiaries currently has any open tax years. No claim has ever been made by an authority in a jurisdiction where BHB or any Subsidiary thereof does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of BHB or any of its Subsidiaries.

(b) Each of BHB and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other third party.

(c) No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are being conducted or to the Knowledge of BHB are pending with respect to BHB or any of its Subsidiaries. None of BHB or any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where BHB or any Subsidiary has not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against BHB or any of its Subsidiaries.

(d) Each of BHB and its Subsidiaries has provided LSBG with true and complete copies of the United States federal, state, local, and foreign income Tax Returns filed with respect to BHB or such Subsidiary, as the case may be, for taxable periods ended December 31, 2015, 2014 and 2013. Each of BHB and its Subsidiaries has delivered to LSBG correct and complete copies of all examination reports, and statements of deficiencies assessed against or agreed to by BHB or such Subsidiary, as the case may be, filed for the years ended December 31, 2015, 2014 and 2013. Each of BHB and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices BHB or such Subsidiary, as the case may be, has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(e) None of BHB or any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(f) None of BHB or any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Each of BHB or any of its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. None of BHB or any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement. Except for an affiliated group with its Subsidiaries or BHB (as applicable), none of BHB or any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return, or (ii) has any liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than BHB or such Subsidiary) under Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(g) The unpaid Taxes of BHB and its Subsidiaries (i) did not, as of the end of the most recent period covered by BHB’s or such Subsidiary’s call reports filed on or prior to the date hereof, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the financial statements included in BHB’s or such Subsidiary’s call reports filed on or prior to the date hereof (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of BHB or such Subsidiary in filing its Tax Returns. Since the end of the most recent period covered by BHB’s or any of its Subsidiary’s call reports filed prior to the date hereof, none of BHB or any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) None of BHB or any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i) None of BHB or any of its Subsidiaries has participated in a listed transaction within the meaning of Reg. Section 1.6011-4 (or any predecessor provision) and none of BHB or any of its Subsidiaries has been notified of, or to BHB’s Knowledge has participated in, a transaction that is described as a “reportable transaction” within the meaning of Reg. Section 1.6011-4(b)(1).

Section 4.21 Derivative Transactions.

(a) All Derivative Transactions entered into by BHB or any of its Subsidiaries or for the account of any of their respective customers were entered into in accordance with applicable laws, rules, regulations and regulatory policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by BHB and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. Each of BHB and its Subsidiaries has duly performed all of its obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Knowledge of BHB, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

(b) Except as set forth in BHB Disclosure Schedule 4.21(b), no Derivative Transactions, were it to be a Loan held by BHB or any of its Subsidiaries, would be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import. The financial position of BHB and its Subsidiaries under or with respect to each such Derivative Transactions has been reflected in the books and records of BHB in accordance with GAAP consistently applied, and no open exposure of BHB or any of its Subsidiaries with respect to any such instrument (or with respect to multiple instruments with respect to any single counterparty) exists.

Section 4.22 Loans; Nonperforming and Classified Assets.

(a) Except as set forth in BHB Disclosure Schedule 4.22(a), as of the date hereof, none of BHB or any of its Subsidiaries is a party to any written or oral (i) Loans, under the terms of which the obligor was, as of December 31, 2015, over sixty (60) days delinquent in payment of principal or interest or in default of any other material provision, or (ii) Loan with any director, executive officer or five percent or greater shareholder of BHB or any of its Subsidiaries, or to the Knowledge of BHB, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. BHB Disclosure Schedule 4.22(a) identifies (x) each Loan that as of December 31, 2015 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by BHB or any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (y) each asset of BHB that as of December 31, 2015 was classified as OREO and the book value thereof.

(b) Each Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of BHB, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c) The loan documents with respect to each Loan were in compliance with applicable laws and regulations and BHB’s or the applicable BHB Subsidiary’s lending policies at the time of origination of such Loans and are complete and correct.

(d) Except as set forth in BHB Disclosure Schedule 4.22(d), none of BHB or any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates BHB or any of its Subsidiary’s to repurchase from any such Person any Loan or other asset of BHB or any of its Subsidiaries.

Section 4.23 Tangible Properties and Assets.

(a) Except as set forth in BHB Disclosure Schedule 4.23(a), and except for properties and assets disposed of in the ordinary course of business or as permitted by this Agreement, BHB or one of its Subsidiaries has good and clear record and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the real property, personal property and other assets (tangible or intangible), used, occupied and operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent and (ii) Liens incurred in the ordinary course of business or imperfections of title, easements and encumbrances, if any, that, individually and in the aggregate, are not material in character, amount or extent, and do not materially detract from the value and do not materially interfere with the present use, occupancy or operation of any material asset.

(b) Each of the Leases of BHB is valid, binding and in full force and effect and, as of the date hereof, BHB has not received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. There has not occurred any event and no condition exists that would constitute a termination event or a material breach by BHB of, or material default by BHB in, the performance of any covenant, agreement or condition contained in any Lease, and to BHB’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Except as set forth on BHB Disclosure Schedule 4.23(b), there is no pending or, to BHB’s Knowledge, threatened proceeding, action or governmental or regulatory investigation of any nature by any Governmental Authority with respect to the real property that BHB or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, including a pending or threatened taking of any of such real property by eminent domain. Each of BHB and its Subsidiaries has paid all rents and other charges to the extent due under the Leases.

Section 4.24 Intellectual Property. BHB or one of its Subsidiaries owns or has a valid license to use all BHB Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). BHB Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of BHB and its Subsidiaries as currently conducted. BHB Intellectual Property owned by BHB or any of its Subsidiaries, and to the Knowledge of BHB, all other BHB Intellectual Property, is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and none BHB or any of its Subsidiaries has received notice challenging the validity or enforceability of BHB Intellectual Property. To the Knowledge of BHB, the conduct of the business of BHB and its Subsidiaries does not violate, misappropriate or infringe upon the Intellectual Property rights of any third party. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of BHB and its Subsidiaries to own or use any of the BHB Intellectual Property.

Section 4.25 Fiduciary Accounts. Since December 31, 2015, each of BHB and its Subsidiaries has properly administered all accounts for which it is or was a fiduciary, including accounts for which it serves or served as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable laws and regulations. To the Knowledge of BHB, neither BHB nor any of its Subsidiaries nor any of their respective directors, officers or employees, has committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

Section 4.26 Insurance.

(a) Each of BHB and its Subsidiaries is insured with reputable insurers against such risks and in such amounts as the management of BHB reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect, none of BHB or any of its Subsidiaries is in material default thereunder and all claims thereunder have been filed in due and timely fashion.

(b) BHB Disclosure Schedule 4.26(b) sets forth a true, correct and complete description of all BOLI owned by BHB or any of its Subsidiaries, including the value of BOLI as of the end of the month prior to the date hereof. The value of such BOLI as of the date hereof is fairly and accurately reflected in the BHB Financial Statements in accordance with GAAP.

Section 4.27 Absence of Undisclosed Liabilities. None of BHB and its Subsidiaries has any liabilities or obligations, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, whether or not required to be disclosed in a balance sheet prepared in accordance with GAAP, except for those (i) liabilities properly accrued or reserved against in the consolidated balance sheet of BHB as of December 31, 2015 included in the BHB SEC Reports, (ii) liabilities and obligations incurred since December 31, 2015 in the ordinary course of business consistent with past practice, (iii) liabilities and obligations that are not material to BHB and its Subsidiaries, taken as a whole, and (iv) any liabilities and obligations incurred with respect to the transactions contemplated by this Agreement.

Section 4.28 Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.

Section 4.29 BHB Common Stock. The shares of BHB Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

Section 4.30 Joint Proxy Statement/Prospectus. As of the date of the Joint Proxy Statement/Prospectus and the dates of the meeting of the shareholders of BHB to which such Joint Proxy Statement/Prospectus relates, the Joint Proxy Statement/Prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that information filed with the SEC and either incorporated by reference in the Joint Proxy Statement/Prospectus or otherwise amending the Joint Proxy Statement/Prospectus as of a later date shall be deemed to modify information as of an earlier date, and further provided that no representation and warranty is made with respect to information relating to LSBG and its Subsidiaries provided in writing by LSBG and included in the Joint Proxy Statement/Prospectus.

Section 4.31 Disclosure. The representations and warranties contained in this Article IV, when considered as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article IV not misleading.

ARTICLE V

COVENANTS

Section 5.01 Covenants of LSBG. During the period from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of BHB, LSBG shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations. LSBG will, and shall cause each of its Subsidiaries to, use its reasonable best efforts to (i) preserve its business organization intact, (ii) keep available to itself and BHB the present services of the current officers and employees of LSBG and (iii) preserve for itself and BHB the goodwill of the customers of LSBG and others with whom business relationships exist. Without limiting the generality of the foregoing, and except as set forth in the LSBG Disclosure Schedule or as otherwise expressly contemplated or permitted by this Agreement or consented to in writing by BHB, LSBG shall not, and shall cause each of its Subsidiaries not to:

(a) Capital Stock. Other than pursuant to stock options or stock-based awards outstanding as of the date hereof and listed in the LSBG Disclosure Schedules, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation or reservation of, any additional shares of capital stock or any Rights, (ii) permit any additional shares of capital stock to become subject to grants of employee or director stock options, warrants or other Rights, or (iii) redeem, retire, purchase or otherwise acquire, directly or indirectly, any LSBG Common Stock, or obligate itself to purchase, retire or redeem, any of its shares of LSBG Common Stock.

(b) Dividends; Etc. (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on, any shares of stock other than (x) dividends from wholly owned Subsidiaries to LSBG or any other wholly owned Subsidiary of LSBG, as applicable, or (y) regular quarterly cash dividends on LSBG Common Stock no greater than the rate paid during the fiscal quarter immediately preceding the date hereof with record and payment dates consistent with past practice (subject to the last sentence of this clause (b)), or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock. After the date hereof, LSBG shall coordinate with BHB regarding the declaration of any dividends in respect of LSBG Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of LSBG Common Stock shall not receive two (2) dividends for any single calendar quarter with respect to their shares of LSBG Common Stock and any shares of BHB Common Stock that such holders receive in exchange therefor in the Merger.

(c) Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of LSBG or any of its Subsidiaries or grant any salary or wage increase or increase any employee benefit or pay any incentive or bonus payments, except (i) for normal increases in compensation to officers, directors and employees in the ordinary course of business consistent with past practice, provided that no such increase shall be more than three percent (3%) with respect to any individual officer, director or employee and provided further that any increases, either singularly or in the aggregate, shall be consistent with LSBG’s 2016 budget, a copy of which has been made available to BHB, (ii) LSBG shall be permitted to make cash contributions to the tax-qualified LSBG Pension Plans in the ordinary course of business consistent with past practice, (iii) LSBG shall be permitted to make cash contributions to the supplemental retirement plans in the amounts listed on LSBG Disclosure Schedule 5.01(c)(iii), (iv) LSBG and its Subsidiaries shall be permitted to pay year-end accrued bonuses for fiscal year 2016 in the ordinary course of business consistent with past practice to those employees whose estimated bonus payment amounts for full-fiscal year 2016 are listed on LSBG Disclosure Schedule 5.01(c)(iv), which payment shall be pro-rated through the Closing Date if the Closing occurs in 2016, and (v) if the Closing occurs in 2017, LSBG and its Subsidiaries shall be permitted to pay accrued bonuses for fiscal year 2017 at the Closing Date consistent with past practice and prorated through the Closing Date to those employees whose estimated bonus payment amounts for full-fiscal year 2017 are listed on LSBG Disclosure Schedule 5.01(c)(v).

(d) Hiring. Hire any person as an employee of LSBG or any of its Subsidiaries or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on LSBG Disclosure Schedule 5.01(d) and (ii) persons hired to fill any vacancies in positions existing as of the date hereof arising after the date hereof at an annual salary of less than $50,000 and whose employment is terminable at the will of LSBG or the applicable LSBG Subsidiary.

(e) Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable law or the terms of this Agreement, subject to the provision of prior written notice and consultation with respect thereto to BHB, or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on LSBG Disclosure Schedule 5.01(e)), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of LSBG or any of its Subsidiaries.

(f) Transactions with Affiliates. Pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any affiliates or associates (as such terms are defined under the Exchange Act) of any of its officers or directors, other than (i) compensation in the ordinary course of business consistent with past practice, (ii) loans, subject to subsection 5.01(r), or (iii) deposit transactions; provided that, BHB shall have been deemed to have consented to any such renewal, extension or modification of any agreement or arrangement with any such officer or director or any of their immediate family members or affiliates or associates if BHB does not object to any such proposed renewal, extension or modification within five business days of receipt by BHB of a request by LSBG to renew, extend or modify such a transaction along with all financial or other data that BHB may reasonably request in order to evaluate the same;

(g) Dispositions. Sell, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to LSBG and its Subsidiaries, taken as a whole.

(h) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity.

(i) Capital Expenditures. Other than as set forth on LSBG Disclosure Schedule 5.01(i), make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $25,000 individually or $100,000 in the aggregate.

(j) Governing Documents. Amend LSBG’s Amended and Restated Certificate of Incorporation or Bylaws.

(k) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable laws or regulations or GAAP.

(l) Contracts. Except in the ordinary course of business consistent with past practice or as otherwise expressly permitted by this Agreement, enter into, amend, modify or terminate any Material Contract, Lease or Insurance Policy.

(m) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which LSBG or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by LSBG or any of its Subsidiaries of an amount which exceeds $50,000 and/or would impose any material restriction on the business of LSBG or any of its Subsidiaries.

(n) Banking Operations. Enter into any new material line of business; materially change its material lending, investment, underwriting, risk and asset liability management and other material banking and operating policies, except as required by applicable law, regulation or policies imposed by any Governmental Authority; or file any application or make any contract with respect to branching or site location or site relocation.

(o) Derivatives Transactions. Enter into any Derivatives Transactions, except in the ordinary course of business consistent with past practice.

(p) Indebtedness. Incur any indebtedness for borrowed money (other than deposits, federal funds purchased, borrowings from the FHLB and securities sold under agreements to repurchase, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice.

(q) Investment Securities. Acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) (i) any debt security or equity investment other than federal funds or United States government securities or United States government agency securities, in each case with a term of one year or less, (ii) dispose of any debt security or equity investment other than in the ordinary course of business or (iii) restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported under GAAP. Any acquisitions or disposals that are subject to this Section 5.01(q) shall not in the aggregate exceed $10,000,000.

(r) Loans. Except to satisfy contractual obligations existing as of the date hereof and set forth on LSBG Disclosure Schedule 5.01(r), make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with LSBG’s loan policies and procedures in effect as of the date hereof; provided, however, (x) that the prior notification and approval of BHB is required for (i) any residential mortgage loans in excess of $750,000, (ii) any new origination other than residential mortgage loans in excess of $2,000,000, (iii) any additional extension of credit to a borrower whose Loan is determined to be substandard or classified, (iv) restructuring any loan or (v) classifying any loan as a troubled debt restructuring. For purposes of this Section 5.01(r), consent shall be deemed given unless BHB objects within 48 hours of notification.

(s) Investments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice).

(t) Taxes. Make or change any Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.

(u) Compliance with Agreements. Knowingly commit any act or omission which constitutes a material breach or default by LSBG or any of its Subsidiaries under any agreement with any Governmental Authority or under any Material Contract, Lease or other material agreement or material license to which it is a party or by which it or its properties is bound.

(v) Environmental Assessments. Foreclose on or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose on any commercial real estate if such environmental assessment indicates the presence of a Hazardous Substance in amounts which, if such foreclosure were to occur, would be material.

(w) Insurance. Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that now in effect.

(x) Liens. Discharge or satisfy any Lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business consistent with normal banking practices.

(y) Adverse Actions. Knowingly take any action or fail to take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VI not being satisfied or (iii) a material violation of any provision of this Agreement, except, in each case, as may be required by applicable law or regulation.

(z) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.02 Covenants of BHB. From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, without the prior written consent of LSBG, BHB will not, and will cause each of its Subsidiaries not to:

(a) Adverse Actions. (i) take any action reasonably likely to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) take any action reasonably likely to result in any of the conditions to the Merger set forth in Article VI not being satisfied, (iii) take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code, (iv) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 5.02, (v) enter into any material definitive merger agreement, purchase and assumption agreement or similar document involving BHB or any of its Subsidiaries with respect to the acquisition of any other insured depository institution or its assets or the assumption of its liabilities, (vi) issue any additional shares of BHB Common Stock or any securities convertible into BHB Common Stock, except for existing and future grants under BHB’s stock-based benefit plans, (vii) take any action reasonably likely to adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, (viii) take any action reasonably likely to result in a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation, or (ix) operate its business other than in the ordinary course consistent with past practice and consistent with prudent banking practice and in compliance in all material respects with all applicable laws and regulations.

(b) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 5.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the parties to this Agreement agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, and otherwise to enable consummation of the transactions contemplated by this Agreement, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other parties hereto to that end.

Section 5.04 Shareholder Approval.

(a) BHB agrees to take, in accordance with applicable law, the Articles of Incorporation, as amended, and the Amended and Restated Bylaws of BHB, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by BHB’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “BHB Meeting”) and, subject to Section 5.08, shall take all lawful action to solicit such approval by such shareholders. BHB agrees to use its reasonable best efforts to convene the BHB Meeting within thirty-five (35) days after the initial mailing of the Joint Proxy Statement/Prospectus to shareholders of BHB pursuant to Section 5.05, and in any event shall convene the BHB Meeting within forty-five (45) days after such mailing. Except for matters that would ordinarily be considered at BHB’s annual meeting of shareholders or with the prior approval of LSBG, no other matters shall be submitted for the approval of BHB shareholders at the BHB Meeting. The BHB Board shall at all times prior to and during the BHB Meeting recommend adoption of this Agreement by the shareholders of BHB and shall not withhold, withdraw, amend or modify such recommendation in any manner or take any other action or make any other public statement inconsistent with such recommendation.

(b) LSBG agrees to take, in accordance with applicable law, the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of LSBG, all action necessary to convene a special meeting of its shareholders to consider and vote upon the approval of this Agreement and any other matters required to be approved by LSBG’s shareholders in order to permit consummation of the transactions contemplated by this Agreement (including any adjournment or postponement, the “LSBG Meeting”) and, subject to Section 5.08, shall take all lawful action to solicit such approval by such shareholders. LSBG agrees to use its reasonable best efforts to convene the LSBG Meeting within thirty-five (35) days after the initial mailing of the Joint Proxy Statement/Prospectus to shareholders of LSBG pursuant to Section 5.05, and in any event shall convene the LSBG Meeting within forty-five (45) days after such mailing. Except for matters that would ordinarily be considered at LSBG’s annual meeting of shareholders or with the prior approval of BHB, no other matters shall be submitted for the approval of LSBG shareholders at the LSBG Meeting. The LSBG Board shall at all times prior to and during the LSBG Meeting recommend adoption of this Agreement by the shareholders of LSBG (the “LSBG Recommendation”) and shall not withhold, withdraw, amend or modify such recommendation in any manner adverse to BHB or take any other action or make any other public statement inconsistent with such recommendation, except as and to the extent expressly permitted by Section 5.11 (a “Change in Recommendation”). Notwithstanding any Change in Recommendation, this Agreement shall be submitted to the shareholders of LSBG for their approval at the LSBG Meeting and nothing contained herein shall be deemed to relieve LSBG of such obligation (unless and until this agreement is terminated in accordance with Section 7.01).

Section 5.05 Merger Registration Statement; Joint Proxy Statement/Prospectus. For the purposes of (x) registering BHB Common Stock to be offered to holders of LSBG Common Stock in connection with the Merger with the SEC under the Securities Act and applicable state securities laws and (y) holding the BHB Meeting and the LSBG Meeting, BHB shall draft and prepare, and LSBG shall cooperate in the preparation of, a registration statement on Form S-4 for the registration of the shares to be issued by BHB in the Merger (the “Merger Registration Statement”), including the Joint Proxy Statement/Prospectus. BHB shall provide LSBG with appropriate opportunity to review and comment on the Merger Registration Statement and Joint Proxy Statement/Prospectus prior to the time they are initially filed with the SEC. BHB shall file the Merger Registration Statement with the SEC. Each of BHB and LSBG shall use its reasonable best efforts to have the Merger Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and the parties shall thereafter promptly mail the Joint Proxy Statement/Prospectus to their respective shareholders. BHB shall also use its reasonable best efforts to obtain any necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and LSBG shall furnish to BHB all information concerning LSBG and the holders of LSBG Common Stock as may be reasonably requested in connection with such action.

Section 5.06 Cooperation and Information Sharing. LSBG shall provide BHB with any information concerning LSBG that BHB may reasonably request in connection with the drafting and preparation of the Merger Registration Statement and Joint

Proxy Statement/Prospectus, and each party shall notify the other promptly of the receipt of any comments of the SEC with respect to the Merger Registration Statement or Joint Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the other party promptly copies of all correspondence between it or any of its representatives and the SEC. BHB shall provide LSBG with appropriate opportunity to review and comment on all amendments and supplements to the Merger Registration Statement and Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of BHB and LSBG agrees to use all reasonable efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC. Each of BHB and LSBG agrees to cause the Joint Proxy Statement/Prospectus and all required amendments and supplements thereto to be mailed to the holders of LSBG Common Stock entitled to vote at the LSBG Meeting and the holders of BHB Common Stock entitled to vote at the BHB Meeting, respectively, at the earliest practicable time.

Section 5.07 Supplements or Amendments. LSBG and BHB shall promptly notify the other party if at any time it becomes aware that the Joint Proxy Statement/Prospectus or the Merger Registration Statement contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. In such event, LSBG shall cooperate with BHB in the preparation of a supplement or amendment to such Proxy Statement/Prospectus which corrects such misstatement or omission, and BHB shall file an amended Merger Registration Statement with the SEC, and each of BHB and LSBG shall mail an amended Proxy Statement/Prospectus to their respective shareholders.

Section 5.08 Regulatory Approvals. Each of LSBG and BHB will cooperate with the other and use all reasonable efforts to promptly prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. LSBG and BHB shall each promptly furnish the other with copies of written communications to, or received by them from, any Governmental Authority with respect to the transactions contemplated by this Agreement, to the extent permitted by applicable law. LSBG and BHB will furnish each other and each other’s counsel with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be necessary or advisable in connection with the Joint Proxy Statement/Prospectus and any application, petition or any other statement or application made by or on behalf of BHB or LSBG to any Governmental Authority in connection with the Merger and the Bank Merger and the other transactions contemplated by this Agreement. Each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, BHB and LSBG shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.

Section 5.09 Press Releases. LSBG and BHB shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statements without the prior consent of the other party, which shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law. LSBG and BHB shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to this Agreement as reasonably requested by the other party.

Section 5.10 Access; Information.

(a) Each of BHB and LSBG agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and the other party’s officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to its books, records (including Tax Returns and work papers of independent registered public accountants), properties and personnel and to such other information relating to it as the other party may reasonably request and, during such period, shall furnish promptly to the other party all information concerning its business, properties and personnel as may reasonably request.

(b) All information furnished pursuant to Section 5.10(a) shall be subject to, and each party shall hold all such information in confidence in accordance with, the provisions of the Mutual Agreement of Confidentiality, dated as of March 14, 2016, by and between LSBG and BHB (the “Confidentiality Agreement”).

(c) No investigation by a party of the business and affairs of the other party shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to the obligations of such party to consummate the transactions contemplated by this Agreement.

Section 5.11 No Solicitation.

(a) From the date of this Agreement through the Effective Time, LSBG shall not, nor shall it authorize or permit any of its Subsidiaries or their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to, directly or indirectly through another Person, (i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action designed to facilitate or that is likely to result in, any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal, (ii) enter into any agreement with respect to an Acquisition Proposal, (iii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than BHB) any information or data with respect to LSBG or any of the LSBG Subsidiaries or otherwise relating to an Acquisition Proposal, or (iv) make or authorize any statement or recommendation in support of any Acquisition Proposal. Notwithstanding the foregoing sentence, LSBG may take any of the actions described in clause (iii) of the foregoing sentence only if, (A) LSBG has received a bona fide unsolicited written Acquisition Proposal prior to the LSBG Meeting that did not result from a breach of this Section 5.11, (B) the LSBG Board of Directors determines in good faith, after consultation with and having considered the advice of its outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, (C) LSBG provides BHB with at least three (3) Business Day’s prior notice of such determination (the “Notice of Superior Proposal”), which notice shall include the name of such Person and the material terms and conditions of any such Acquisition Proposal, and (D) prior to furnishing or affording access to any information or data with respect to LSBG or otherwise relating to an Acquisition Proposal, LSBG receives from such Person a confidentiality agreement with terms no less favorable to LSBG than those contained in the Confidentiality Agreement between BHB and LSBG. LSBG shall promptly provide to BHB any non-public information regarding LSBG and its Subsidiaries provided to any other Person that was not previously provided to BHB, such additional information to be provided no later than the date of provision of such information to such other party.

(b) Notwithstanding Section 5.04, prior to the date of the LSBG Meeting, the LSBG Board may approve or recommend to the stockholders of LSBG a Superior Proposal and withdraw, change, qualify or modify the LSBG Recommendation in connection therewith (a “Change in Recommendation”) after the fifth (5th) Business Day following BHB’s receipt of the Notice of Superior Proposal advising BHB that the LSBG Board has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.11) constitutes a Superior Proposal (it being understood that LSBG shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that LSBG proposes to accept and the subsequent notice period (which shall not shorten such original five (5) Business Day period) shall be two (2) Business Days) if, but only if, (a) the LSBG Board has reasonably determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be reasonably likely to violate its fiduciary duties to LSBG’s stockholders under applicable law, and (b) (i) during such five (5) Business Day period or two (2) Business Day Period (as the case may be), LSBG has negotiated, and has used its reasonable best efforts to cause its financial and legal advisors to negotiate, with BHB in good faith to make such adjustments, modifications or amendments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal and (ii) at the end of such five (5) Business Day period or two (2) Business Day period (as the case may be), after taking into account any such adjusted, modified or amended terms as may have been committed to in writing by BHB since its receipt of such Notice of Superior Proposal (provided, however, that BHB shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement), the LSBG Board has again in good faith made the determination (x) in clause (a) of this Section 5.11, and (y) that such Acquisition Proposal constitutes a Superior Proposal. Notwithstanding the foregoing, the withdrawal, changing, qualifying or modifying of the LSBG Recommendation or the making of a Change in Recommendation by the LSBG Board shall not change the approval of the LSBG Board for purposes of causing any applicable “moratorium,” “control share,” “fair price,” “takeover,” “interested stockholder” or similar law to be inapplicable to this Agreement and the LSBG Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(c) LSBG shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than BHB) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than BHB who have been furnished confidential information regarding LSBG in connection with the solicitation of or discussions regarding an Acquisition Proposal within the twelve (12) months prior to the date hereof promptly to return or destroy such information. LSBG agrees not to release any third party from the confidentiality and standstill provisions of any agreement to which LSBG is or may become a party, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person (other than BHB) to make an Acquisition Proposal.

LSBG shall ensure that the directors, officers, employees, agents and representatives (including any investment bankers, financial advisors, attorneys, accountants or other retained representatives) of LSBG are aware of the restrictions described in this Section 5.11 as reasonably necessary to avoid violations thereof. It is understood that any violation of the restrictions set forth in this Section 5.11 by any director, officer, employee, agent or representative (including any investment banker, financial advisor, attorney, accountant or other retained representative) of LSBG, at the direction or with the consent of LSBG, shall be deemed to be a breach of this Section 5.11 by LSBG.

Section 5.12 Indemnification.

(a) From and after the Effective Time, BHB (the “Indemnifying Party”) shall indemnify and hold harmless each present and former director and officer of LSBG and each other Person entitled to indemnification under the Bylaws of BHB as in effect on the date hereof, as applicable, determined as of the Effective Time (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, arising in whole or in part out of or pertaining to the fact that he or she was a director or officer of LSBG or is or was serving at the request of LSBG as a director, officer, employee or other agent of any other organization or in any capacity with respect to any employee benefit plan of LSBG, including matters related to the negotiation, execution and performance of this Agreement or any of the transactions contemplated hereby, to the fullest extent which such Indemnified Parties would be entitled under the Amended and Restated Bylaws of LSBG as in effect on the date hereof (subject to change as required by law). BHB’s obligations under this Section 5.12(a) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. In addition, BHB shall advance expenses to the Indemnified Parties to the fullest extent which such Indemnified Parties would be entitled under the Amended and Restated Bylaws of LSBG as in effect on the date hereof without regard to director approval of such advancement of expenses.

(b) Any Indemnified Party wishing to claim indemnification under this Section 5.12, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Indemnifying Party, but the failure to so notify shall not relieve the Indemnifying Party of any liability it may have to such Indemnified Party except to the extent that such failure does actually prejudice the Indemnifying Party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) the Indemnifying Party shall have the right to assume the defense thereof and the Indemnifying Party shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Indemnifying Party elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between the Indemnifying Party and the Indemnified Parties, the Indemnified Parties may retain counsel which is reasonably satisfactory to the Indemnifying Party, and the Indemnifying Party shall pay, promptly as statements therefor are received, the reasonable fees and expenses of such counsel for the Indemnified Parties (which may not exceed one firm in any jurisdiction unless counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Indemnified Parties), (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) the Indemnifying Party shall not be liable for any settlement effected without its prior written consent and (iv) the Indemnifying Party shall have no obligation hereunder in the event that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable laws and regulations or by an applicable federal or state banking agency or a court of competent jurisdiction.

(c) Prior to the Effective Time, BHB shall use its reasonable best efforts to cause the persons serving as directors and officers of LSBG immediately prior to the Effective Time to be covered by the directors’ and officers’ liability insurance policy maintained by LSBG (provided that BHB may substitute therefor policies which are not materially less advantageous than such policy or single premium tail coverage with policy limits equal to LSBG’s existing coverage limits) for a six-year period following the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such directors and officers in their capacities as such, provided that in no event shall BHB be required to expend in any one year more than an amount equal to 175% of the current annual amount expended by LSBG to maintain such insurance (the “Insurance Amount”), and further provided that if BHB is unable to maintain or obtain the insurance called for by this Section 5.12(c) as a result of the preceding provision, BHB shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

(d) If BHB or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of BHB shall assume the obligations set forth in this Section 5.12.

Section 5.13 Employees; Benefit Plans.

(a) Following the Closing Date, BHB may choose to maintain any or all of the LSBG Benefit Plans in its sole discretion. Effective no later than the day immediately preceding the Closing Date, LSBG shall terminate any LSBG Benefit Plans for which participant consent is not required and that BHB has requested to be terminated by providing written notice to LSBG at least fifteen (15) days prior to the Closing Date. No later than the day immediately preceding the Closing Date, LSBG shall provide BHB with evidence that such LSBG Benefit Plans have been terminated. However, for any LSBG Benefit Plan terminated for which there is a comparable BHB Benefit Plan of general applicability (other than the defined benefit pension plan or any nonqualified deferred compensation plans or arrangements maintained by BHB), BHB shall take all reasonable action so that employees of LSBG shall be entitled to participate in such BHB Benefit Plan to the same extent as similarly-situated employees of BHB (it being understood that inclusion of the employees of LSBG in the BHB Benefit Plans may occur at different times with respect to different plans). BHB shall cause each BHB Benefit Plan in which employees of LSBG are eligible to participate to take into account for purposes of eligibility and vesting under the BHB Benefit Plans (but not for purposes of benefit accrual) the service of such employees with LSBG and its Subsidiaries to the same extent as such service was credited for such purpose by LSBG (other than for the defined benefit pension plan or any nonqualified deferred compensation plans or arrangements maintained by BHB); provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nothing herein shall limit the ability of BHB to amend or terminate any of the LSBG Benefit Plans or BHB Benefit Plans in accordance with their terms at any time; provided, however, that BHB shall continue to maintain the LSBG Benefit Plans (other than stock-based or incentive plans and the defined benefit pension plan and any nonqualified deferred compensation plans or arrangements) for which there is a comparable BHB Benefit Plan until the LSBG Employees are permitted to participate in the BHB Benefit Plans, unless such BHB Benefit Plan has been frozen or terminated with respect to similarly-situated employees of BHB or any Subsidiary of BHB.

(b) BHB shall assume and honor, under the vacation policies of LSBG, as disclosed on LSBG Disclosure Schedule 3.18, the accrued but unused vacation time of employees of the Surviving Corporation who were employees of LSBG prior to the Effective Time. BHB shall also assume and honor, under the severance pay policies of LSBG, as disclosed on LSBG Disclosure Schedule 3.18, the rights to severance of the employees of the Surviving Corporation who were employees of LSBG prior to the Effective Time. Following the Effective Time BHB shall, and shall cause Bar Harbor Bank, to give priority to terminated LSBG Employees with respect to any job postings at BHB or Bar Harbor Bank, as applicable, for which any such LSBG Employee is qualified.

(c) If employees of LSBG become eligible to participate in a medical, dental or health plan of BHB upon termination of such plan of LSBG, BHB shall make all commercially reasonable efforts to cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health or dental plans of BHB, and (ii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous LSBG Benefit Plan prior to the Effective Time.

(d) Concurrently with the execution of this Agreement, LSBG shall obtain from each of the individuals named in LSBG Disclosure Schedule 5.13(d) an agreement (a “Settlement Agreement”) to accept in full settlement of his or her rights under the specified programs the amounts and benefits determined under his or her Settlement Agreement (the aggregate amounts of such payments to be specified in LSBG Disclosure Schedule 5.13(d)) and pay such amounts to such individuals who are employed at the Effective Time pursuant to the terms of the Settlement Agreement, subject to a cut-back of any payment that would constitute an “excess parachute payment”, as defined in Section 280G of the Code, such that no portion of the payment will be subject to the excise tax imposed by Section 4999 of the Code. As to, and only as to, each individual who enters into a Settlement Agreement, BHB acknowledges and agrees that (i) the Merger constitutes a “change of control” or “change in control” for all purposes pursuant to such agreements, and (ii) LSBG will pay out all cash amounts under such agreements at the Closing Date, to the extent permitted by Section 409A of the Code. Any officer or employee of LSBG who is a party to a Settlement Agreement shall be entitled to receive the benefits payable or to be otherwise provided pursuant to the terms of such Settlement Agreement, and BHB agrees to provide the non-cash benefits, if any, pursuant to the terms of the Settlement Agreement.

(e) Concurrently with the execution of this Agreement, BHB and Bar Harbor Bank are entering into an employment agreement with William J. McIver in the form attached hereto as Exhibit C to be effective as of the Effective Time, and BHB, Bar Harbor Bank, LSBG and Lake Sunapee Bank will enter into settlement agreements with Stephen R. Theroux, William J. McIver, Laura Jacobi, Sharon Whitaker, Jodi Hoyt, Stephen W. Ensign and Bliss Dayton in the forms attached hereto as Exhibits D-1 to D-7 hereto, respectively, to be effective as of the Effective Time.

(f) BHB shall provide a retention pool in an amount up to $350,000 for the benefit of certain employees of LSBG to be designated by BHB at its sole discretion; provided that, any such designations shall be made in consultation with LSBG. Such designated employees will enter into retention agreements to be agreed upon by BHB and LSBG.

(g) This Section 5.13 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 5.13, express or implied, shall confer upon any LSBG or BHB employee, or any legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement. Nothing in this Section 5.13, express or implied, shall be deemed an amendment of any plan providing benefits to any LSBG or BHB employee.

Section 5.14 Notification of Certain Changes. BHB and LSBG shall promptly advise the other party of any change or event having, or which could be reasonably expected to have, a Material Adverse Effect on it or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein. From time to time prior to the Effective Time (and on the date prior to the Closing Date), each party will supplement or amend its Disclosure Schedules delivered in connection with the execution of this Agreement to reflect any matter which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedules or which is necessary to correct any information in such Disclosure Schedules which has been rendered inaccurate thereby. No supplement or amendment to such Disclosure Schedules shall have any effect for the purpose of determining the accuracy of the representations and warranties of the parties contained in Article III and Article IV in order to determine the fulfillment of the conditions set forth in Sections 6.02(a) or 6.03(a) hereof, as the case may be, or the compliance by LSBG or BHB, as the case may be, with the respective covenants and agreements of such parties contained herein.

Section 5.15 Current Information. During the period from the date of this Agreement to the Effective Time, each party will cause one or more of its designated representatives to confer on a regular and frequent basis with representatives of the other party and to report the general status of its ongoing operations. Without limiting the foregoing, each party agrees to provide the other party (i) a copy of each report filed by it with a Governmental Authority within one (1) Business Day following the filing thereof and (ii) monthly updates of the information required to be set forth in LSBG Disclosure Schedule 3.14 or BHB Disclosure Schedule 4.14, as the case may be.

Section 5.16 Board Packages. LSBG shall distribute a copy of its Board package, including the agenda and any draft minutes, to BHB at the same time and in the same manner in which it distributes a copy of such packages to its Board; provided, however, that LSBG shall not be required to copy BHB on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of LSBG or any other matter that LSBG’s Board has been advised of by counsel that such distribution to BHB may violate a confidentiality obligation or fiduciary duty or any law or regulation.

Section 5.17 Transition; Informational Systems Conversion. From and after the date hereof, BHB and LSBG shall use their reasonable best efforts to facilitate the integration of the businesses of LSBG and BHB following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of data processing and related electronic informational systems (the “Informational Systems Conversion”) to a single such system. It is the intent of the Parties that, to the extent commercially reasonable, the systems of BHB and Bar Harbor Bank be converted to those used by LSBG and Lake Sunapee Bank. Such planning shall include, but not be limited to: (a) discussion of the parties’ third-party service provider arrangements; (b) non-renewal of personal property leases and software licenses used in connection with the discontinued systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. LSBG shall take all action which is necessary and appropriate to facilitate the Informational Systems Conversion; provided, however, that BHB shall indemnify LSBG for any reasonable out-of-pocket fees, expenses or charges that LSBG may incur as a result of taking, at the request of BHB, any action to facilitate the Informational Systems Conversion. If this Agreement is terminated by BHB and/or LSBG in accordance with Section 7.01(a), 7.01(b), 7.01(c), or 7.01(f), or by LSBG only in accordance with Section 7.01(d), 7.01(e) or 7.01(h)(ii), BHB shall indemnify LSBG for any reasonable fees, expenses or charges related to reversing the Informational Systems Conversion.

Section 5.18 Board of Directors. Effective immediately following the Effective Time, BHB shall take, and shall cause Bar Harbor Bank to take, all action necessary to expand the size of the Board of Directors of each of BHB and Bar Harbor Bank by four seats and to appoint four members of LSBG’s Board of Directors, selected by BHB after consultation with LSBG, to each of BHB’s and Bar Harbor Bank’s Board of Directors, each to serve on BHB’s and Bar Harbor Bank’s Board of Directors for a term expiring at the next annual meeting of BHB’s shareholders, at which meeting each such appointee shall be included as a nominee for election to BHB’s and Bar Harbor Bank’s Board of Directors to serve until the following annual meeting of BHB’s shareholders.

Section 5.19 Exemption from Liability Under Section 16(b). Prior to the Effective Time, BHB shall take all steps as may be required to cause any acquisitions of BHB Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of LSBG who becomes subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to LSBG to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01 Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of LSBG and BHB to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable law, written waiver by the parties hereto prior to the Closing Date of each of the following conditions:

(a) Regulatory Approvals. All consents and approvals of a Governmental Authority required to consummate the transactions contemplated by this Agreement (“Regulatory Approvals”) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated.

(b) Merger Registration Statement Effective. The Merger Registration Statement shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect.

(c) NYSE Listing. The shares of BHB Common Stock issuable pursuant to this Agreement shall have been approved for listing on NYSE, subject to official notice of issuance.

(d) No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of such transactions.

(e) Tax Opinions. BHB shall have received a letter setting forth the written opinion of Hogan Lovells US LLP, in form and substance reasonably satisfactory to BHB, dated as of the Closing Date, and LSBG shall have received a letter setting forth the written opinion of K&L Gates LLP, in form and substance reasonably satisfactory to LSBG, dated as of the Closing Date, in each case substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such letter, the Merger will constitute a tax free reorganization described in Section 368(a) of the Code.

Section 6.02 Conditions to Obligations of BHB. The obligations of BHB to consummate the Merger also are subject to the fulfillment or written waiver by BHB prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of LSBG set forth in:

(i) Section 3.10(a) shall be true and correct in all respects;

(ii) Section 3.03(a) shall be true and correct in all respects (other than de minimis inaccuracies therein);

(iii) Sections 3.01, 3.04, 3.05, 3.06, 3.07(b), 3.15(a) and (c), 3.16(b), 3.17, 3.18(d) and (f), 3.24(c) and 3.29 shall be true and correct in all material respects; and

(iv) this Agreement (other than the representations and warranties that are the subject of clauses (i), (ii) or (iii)) shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), except where the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on LSBG;

in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, to the extent such representations and warranties speak as of an earlier date, in which event such representation and warranty shall be so true and correct as of such specified date.

BHB shall have received a certificate, dated the Closing Date, signed on behalf of LSBG by the Chief Executive Officer and the Chief Financial Officer of LSBG to the effect of this Section 6.02(a).

(b) Performance of Obligations of LSBG. LSBG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, including pursuant to Section 5.13(d) and (e), and BHB shall have received a certificate, dated the Closing Date, signed on behalf of LSBG by the Chief Executive Officer of LSBG to such effect.

(c) No Adverse Regulatory Conditions. No regulatory approval referred to in Section 6.01(a) hereof shall contain any condition, restriction or requirement which the Board of Directors of BHB reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that BHB would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof.

(d) Voting Agreements. The Voting Agreements shall have been executed and delivered by each director and executive officer of LSBG set forth on Schedule 6.01(d) concurrently with LSBG’s execution and delivery of this Agreement.

(e) Shareholder Approval. This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of LSBG Common Stock.

(f) Other Actions. LSBG shall have furnished BHB with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.01 and 6.02 as BHB may reasonably request.

Section 6.03 Conditions to Obligations of LSBG. The obligations of LSBG to consummate the Merger also are subject to the fulfillment or written waiver by LSBG prior to the Closing Date of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of BHB set forth in:

(i) Section 4.10(a) shall be true and correct in all respects;

(ii) Section 4.03 shall be true and correct in all respects (other than de minimis inaccuracies therein);

(iii) Sections 4.01, 4.04, 4.05, 4.06, 4.07(b), 4.14(a) and (c), 4.15, 4.16, 4.17(c), 4.22(c) and 4.28 shall be true and correct in all material respects;

(iv) this Agreement (other than the representations and warranties that are the subject of clauses (i), (ii) or (iii)) shall be true and correct in all respects (without giving effect to any “materiality,” “Material Adverse Effect” or similar qualifiers contained in any such representations and warranties), except where the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on BHB;

in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except, to the extent such representations and warranties speak as of an earlier date, in which event such representation and warranty shall be so true and correct as of such specified date.

LSBG shall have received a certificate, dated the Closing Date, signed on behalf of BHB by the Chief Executive Officer and the Chief Financial Officer of BHB to the effect of this Section 6.03(a).

(b) Performance of Obligations of BHB. BHB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and LSBG shall have received a certificate, dated the Closing Date, signed on behalf of BHB by the Chief Executive Officer and the Chief Financial Officer of BHB to such effect.

(c) No Adverse Regulatory Conditions. No regulatory approval referred to in Section 6.01(a) hereof shall contain any condition, restriction or requirement which the Board of Directors of LSBG reasonably determines in good faith would, individually or in the aggregate, materially reduce the benefits of the Merger to such a degree that LSBG would not have entered into this Agreement had such condition, restriction or requirement been known at the date hereof.

(d) Shareholder Approval. This Agreement shall have been duly approved by the requisite vote of the holders of outstanding shares of BHB Common Stock.

(e) Other Actions. BHB shall have furnished LSBG with such certificates of its respective officers or others and such other documents to evidence fulfillment of the conditions set forth in Sections 6.01 and 6.03 as LSBG may reasonably request.

Section 6.04 Frustration of Closing Conditions. Neither BHB nor LSBG may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use reasonable best efforts to consummate any of the transactions contemplated by this Agreement, as required by and subject to Section 5.03.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) Mutual Consent. At any time prior to the Effective Time, by the mutual consent of BHB and LSBG if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

(b) No Regulatory Approval. By either BHB or LSBG, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event the approval of any Governmental Authority required for consummation of the transactions contemplated by this Agreement shall have been denied by final, nonappealable action by such Governmental Authority or an application therefor shall have been permanently withdrawn at the request of a Governmental Authority.

(c) No Shareholder Approval. By either BHB or LSBG (provided that the terminating party is not in material breach of any of its obligations under Section 5.04), if the approval of the shareholders of either party required for the consummation of the transactions contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof.

(d) Breach of Representations and Warranties. By either BHB or LSBG (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the representations or warranties set forth in this Agreement by the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(d) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation or warranty not to consummate the Merger under Section 6.02(a) (in the case of a breach of a representation or warranty by LSBG) or Section 6.03(a) (in the case of a breach of a representation or warranty by BHB).

(e) Breach of Covenants. By either BHB or LSBG (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty (30) days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing, provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.01(e) unless the breach of covenant or agreement, together with all other such breaches, would entitle the party receiving the benefit of such covenant or agreement not to consummate the Merger under Section 6.02(b) (in the case of a breach of a covenant or agreement by LSBG) or Section 6.03(b) (in the case of a breach of a representation or warranty by BHB).

(f) Delay. By either BHB or LSBG if the Merger shall not have been consummated on or before March 31, 2017 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement.

(g) Superior Proposal. By LSBG if it has received a Superior Proposal and the LSBG Board of Directors has determined to accept such Superior Proposal in accordance with Section 5.11 (including the obligation therein of the LSBG Board to take into account any adjusted, modified or amended terms of this Agreement proposed by BHB).

(h) Failure to Recommend; Third-Party Acquisition Transaction; Etc.

(i) By BHB, if (A) LSBG shall have materially breached its obligations under Section 5.11, (B) the LSBG Board shall have failed to make its recommendation referred to in Section 5.04(b), withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of BHB, (C) the LSBG Board shall have recommended, proposed, or publicly announced its intention to recommend or propose, to engage in an Acquisition Transaction with any Person other than BHB or a Subsidiary of BHB or (D) LSBG shall have materially breached its obligations under Section 5.04(b) by failing to call, give notice of, convene and hold the LSBG Meeting in accordance with Section 5.04(b).

(ii) By LSBG, if BHB shall have materially breached its obligations under Section 5.04(a) by failing to call, give notice of, convene and hold the BHB Meeting or by failing to make its recommendation or withdrawing, modifying or changing such recommendation in any manner adverse in any respect to the interests of LSBG in accordance with Section 5.04(a).

(i) Decrease in BHB Stock Price. By LSBG, if the LSBG Board so determines by a vote of the majority of the members of the entire LSBG Board, at any time during the five-day period commencing with the Determination Date (as defined below), if both of the following conditions are satisfied:

(A) The quotient obtained by dividing the Average Closing Price by the Starting Price (as defined below) (the “BHB Ratio”) shall be less than 0.80; and

(B) (x) the BHB Ratio shall be less than (y) the quotient obtained by dividing the Final Index Price by the Index Price on the Starting Date (each as defined below) and subtracting 0.20 from the quotient in this clause (B)(y) (such number in this clause (B)(y) that results from dividing the Final Index Price by the Index Price on the Starting Date being referred to herein as the “Index Ratio”);

subject, however, to the following three sentences. If LSBG elects to exercise its termination right pursuant to this Section 7.01(i), it shall give written notice to BHB promptly, and in any event within the five-day period commencing with the Determination Date. During the five-day period commencing with its receipt of such notice, BHB shall have the option to increase the consideration to be received by the holders of LSBG Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Starting Price, 0.80 and the Exchange Ratio (as then in effect) by (B) the Average Closing Price and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (A) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (B) the BHB Ratio. If BHB so elects within such five-day period, it shall give prompt written notice to LSBG of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 7.01(i) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified.)

For purposes of this Section 7.01(i) the following terms shall have the meanings indicated:

“Average Closing Price” shall mean the average of the daily closing prices for the shares of BHB Common Stock for the 20 consecutive full trading days on which such shares are actually traded on NYSE (as reported by Bloomberg or, if not reported thereby, any other authoritative source) ending at the close of trading on the Determination Date.

“Determination Date” shall mean the 10th day prior to the Closing Date, provided that if shares of the BHB Common Stock are not actually traded on NYSE on such day, the Determination Date shall be the immediately preceding day to the 10th day prior to the Closing Date on which shares of BHB Common Stock actually trade on NYSE.

“Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.

“Index Group” shall mean the SNL Bank Index.

“Index Price” shall mean the closing price on such date of the SNL Bank Index.

“Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.

“Starting Price” shall mean the closing price of a share of BHB Common Stock on NYSE (as reported by Bloomberg, or if not reported therein, in another authoritative source) on the Starting Date.

Section 7.02 Termination Fee. In recognition of the efforts, expenses and other opportunities foregone by BHB while structuring and pursuing the Merger, the parties hereto agree that LSBG shall pay to BHB a termination fee of $5,500,000 within three (3) Business Days after written demand for payment is made by BHB, following the occurrence of any of the events set forth below:

(a) BHB terminates this Agreement pursuant to Section 7.01(h)(i) or LSBG terminates this Agreement pursuant to 7.01(g); or

(b) LSBG enters into a definitive agreement relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving LSBG within twelve (12) months following the termination of this Agreement by BHB pursuant to Section 7.01(d) or Section 7.01(e) because of a willful breach by LSBG after an Acquisition Proposal has been publicly announced or otherwise made known LSBG.

Section 7.03 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 7.01 and Section 8.01 and (ii) that termination will not relieve a breaching party from liability for money damages for any breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination. Nothing in Section 7.02 or this Section 7.03 shall be deemed to preclude either party from seeking specific performance in equity to enforce the terms of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Survival. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than agreements or covenants contained herein that by their express terms are to be performed after the Effective Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 5.10(b), 5.18, 7.02 and this Article VIII, which shall survive any such termination). Notwithstanding anything in the foregoing to the contrary, no representations, warranties, agreements and covenants contained in this Agreement shall be deemed to be terminated or extinguished so as to deprive a party hereto or any of its affiliates of any defense at law or in equity which otherwise would be available against the claims of any Person, including any shareholder or former shareholder.

Section 8.02 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be (a) waived by the party benefited by the provision or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the LSBG Meeting and the BHB Meeting no amendment shall be made which by law requires further approval by the shareholders of LSBG or BHB, respectively, without obtaining such approval.

Section 8.03 Counterparts. This Agreement may be executed in one or more counterparts (including by PDF or electronic signature), each of which shall be deemed to constitute an original.

Section 8.04 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Maine, without regard for conflict of law provisions.

Section 8.05 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel, except that printing expenses for the Joint Proxy Statement/Prospectus shall be shared equally between BHB and LSBG; provided, however, that nothing contained herein shall limit either party’s rights to recover any damages arising out of the other party’s willful breach of any provision of this Agreement.

Section 8.06 Notices. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, mailed by registered or certified mail (return receipt requested) or sent by reputable courier service to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

If to BHB:

Bar Harbor Bankshares

P.O. Box 400, 82 Main Street

Bar Harbor, Maine 04609

Attention: Curtis C. Simard

  President and Chief Executive Officer

Email:          csimard@bhbt.com

With a copy to:

K&L Gates LLP

State Street Financial Center, One Lincoln Street

Boston, MA 02111-2950

Attention: Stanley V. Ragalevsky

Email:       stanley.ragalevsky@klgates.com

If to LSBG:

Lake Sunapee Bank Group

9 Main Street, PO Box 9

Newport, New Hampshire 03773

Attention:   Stephen R. Theroux

                   President and Chief Executive Officer

Email:        stheroux@lakesunbank.com

With a copy to:

Hogan Lovells US LLP

55 Thirteenth Street, N.W.

Washington, D.C. 20004

Attention:   Richard A. Schaberg

Email:         richard.schaberg@hoganlovells.com

Section 8.07 Entire Understanding; No Third Party Beneficiaries. This Agreement, the Plan of Bank Merger, the Voting Agreements, and the Confidentiality Agreement represent the entire understanding of the parties hereto and thereto with reference to the transactions, and this Agreement, the Plan of Bank Merger, the Voting Agreements, and the Confidentiality Agreement supersede any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ right to enforce BHB’s obligation under Section 5.12, which are expressly intended to be for the irrevocable benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

Section 8.08 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 8.09 Enforcement of the Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.10 Interpretation. When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

Section 8.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

ARTICLE IX

ADDITIONAL DEFINITIONS

Section 9.01 Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder) involving BHB or LSBG: (a) any merger, consolidation, share exchange, business combination or other similar transactions; (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of LSBG in a single transaction or series of transactions; (c) any tender offer or exchange offer for 20% or more of the outstanding shares of its capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (d) any public announcement by any Person (which shall include any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Acquisition Transaction” means any of the following (other than the transactions contemplated hereunder): (a) a merger, consolidation, share exchange, business combination or any similar transaction, involving the relevant companies; (b) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets and/or liabilities that constitute a substantial portion of the net revenues, net income or assets of the relevant companies in a single transaction or series of transactions; (c) a tender offer or exchange offer for 20% or more of the outstanding shares of the capital stock of the relevant companies or the filing of a registration statement under the Securities Act in connection therewith; or (d) an agreement or commitment by the relevant companies to take any action referenced above.

“Affiliate” means, with respect to any Person, any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer, director, manager or Person who beneficially owns more than ten percent of the equity or voting securities of such Person.

“BHB Benefit Plans” means all benefit and compensation plans, contracts, policies or arrangements covering current or former employees of BHB and its Subsidiaries and current or former directors of BHB and its Subsidiaries including “employee benefit plans” within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans.

“BHB Board” means the Board of Directors of BHB.

“BHB Common Stock” means the common stock, par value $2.00 per share, of BHB.

“BHB Disclosure Schedule” means the disclosure schedule delivered by BHB to LSBG on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article IV or its covenants in Article V.

“BHB Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of BHB.

“BHB Share Price” means the average of the closing sales prices of one share of BHB Common Stock for the ten (10) trading days immediately preceding the Effective Time on NYSE as reported by Bloomberg.

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Maine are authorized or obligated to close.

“Certificate” means any certificate that immediately prior to the Effective Time represents shares of LSBG Common Stock.

“Derivative Transaction” means any swap transactions, option, warrant, forward purchase or sale transactions, futures transactions, cap transactions, floor transactions or collar transactions relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transactions (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

“Environmental Law” means any federal, state or local law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) the protection or restoration of the environment, health, safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (c) wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Shares” shall consist of (i) shares held directly or indirectly by BHB (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) and (ii) shares of LSBG Common Stock that are held by LSBG as treasury shares immediately prior to the Effective Time.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank of Boston, or any successor thereto.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means accounting principles generally accepted in the United States of America.

“Governmental Authority” means any federal, state or local court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Substance” includes but is not limited to any and all substances (whether solid, liquid or gas) defined, listed, or otherwise classified as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, or words of similar meaning or regulatory effect under any present or future Environmental Laws or that may have a negative impact on human health or the environment, including petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise), but excluding substances of kinds and in amounts ordinarily and customarily used or stored in similar properties for the purposes of cleaning or other maintenance or operations.

“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software; and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.

“IRS” means the Internal Revenue Service.

“Joint Proxy Statement/Prospectus” means the joint proxy statement and prospectus, satisfying all applicable requirements of applicable state securities and banking laws, and of the Securities Act and the Exchange Act, and the rules and regulations thereunder, together with any amendments and supplements thereto, as prepared by BHB and LSBG and as delivered to holders of BHB Common Stock and LSBG Common Stock in connection with the solicitation of their approval of this Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known by the senior officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice from any Governmental Authority or any other written notice received by that Person.

“Lien” means any mortgage, pledge, lien, security interest, conditional and installment sale agreement, encumbrance, charge or other claim of third parties of any kind.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“LSBG Board” means the Board of Directors of LSBG.

“LSBG Disclosure Schedule” means the disclosure schedule delivered by LSBG to BHB on or prior to the date hereof setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express provision of this Agreement or as an exception to one or more of its representations and warranties in Article III or its covenants in Article V.

“LSBG Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of LSBG.

“Material Adverse Effect” means with respect to BHB and its Subsidiaries, taken as a whole, or LSBG and its Subsidiaries, taken as a whole, any event, circumstance, development, change or effect that alone or in the aggregate with other events, circumstances, developments, changes or effects, that is material and adverse to its condition (financial or otherwise), results of operations, properties, assets, liabilities or business or that would materially delay or impair its ability to perform its obligations under this Agreement or otherwise materially delays or impairs its ability to consummate the transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar laws of general applicability or interpretations thereof by Governmental Authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to insured depository institutions and their holding companies generally, (iii) changes in general economic conditions (including interest rates) affecting insured depository institutions and their holding companies generally, unless such change has a materially disproportionate adverse effect on such party relative to other similarly situated Persons, (iv) any modifications or changes to valuation policies and practices in connection with the transactions contemplated by this Agreement or restructuring charges taken in connection with the transactions contemplated by this Agreement, in each case in accordance with GAAP, (v) reasonable expenses incurred in connection with the transactions contemplated by this Agreement; (vi) the effects of any action or omission taken with the prior consent of the other party or as otherwise expressly permitted or contemplated by this Agreement; and (vii) any changes in international or domestic political or social conditions, including the occurrence of any military or terrorist attack upon or within the United States of America.

“MBFI” means the Maine Bureau of Financial Institutions.

“NASDAQ” means The Nasdaq Stock Market, LLC.

“NYSE” means the New York Stock Exchange

“OCC” means the Office of the Comptroller of the Currency.

“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.

“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.

“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction, for consideration consisting of cash and/or securities, more than 25% of the combined voting power of the shares of LSBG Stock then outstanding or all or substantially all of the assets of LSBG and otherwise (a) on terms which the LSBG Board determines in good faith, after consultation with its financial advisor, to be more favorable from a financial point of view to LSBG’s shareholders than the transactions contemplated by this Agreement, and (b) that constitutes a transaction that, in the LSBG Board’s good faith judgment, is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

“Tax Returns” means any return, declaration or other report (including elections, declarations, schedules, estimates and information returns) with respect to any Taxes.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

BAR HARBOR BANKSHARES

By:	/s/ Curtis C. Simard
Name:	Curtis C. Simard
Title:	President and Chief Executive Officer

LAKE SUNAPEE BANK GROUP

By:	/s/ Stephen R. Theroux
Name:	Stephen R. Theroux
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Voting Agreement

See Exhibit 10.1 to this Form 8-K.

Exhibit B

Plan of Bank Merger

PLAN OF BANK MERGER

BY AND BETWEEN

BAR HARBOR BANK & TRUST

AND

LAKE SUNAPEE BANK

DATED AS OF

[            ], 2016

PLAN OF BANK MERGER

This PLAN OF BANK MERGER, dated as of [ ], 2016 (this “Agreement”), is entered into by and between Bar Harbor Bank & Trust, a Maine-chartered bank whose main office is located in Bar Harbor, Maine (“Bar Harbor”), and Lake Sunapee Bank, a federally-chartered savings association whose main office is located in Newport, New Hampshire (“Lake Sunapee”).

WHEREAS, Bar Harbor is the wholly-owned subsidiary of Bar Harbor Bankshares, a Maine corporation (“BHB”), and Lake Sunapee is the wholly-owned subsidiary of Lake Sunapee Bank Group, a Delaware corporation (“LSBG”);

WHEREAS, Bar Harbor and Lake Sunapee desire that Lake Sunapee merge with and into Bar Harbor as part of the related Agreement and Plan of Merger dated as of May 5, 2016, by and between BHB and LSBG (the “Merger Agreement”), that provides for the merger of LSBG with and into BHB, with BHB as the surviving entity;

WHEREAS, the Boards of Directors of Bar Harbor and Lake Sunapee have determined that it is in the best interests of their respective institutions and sole stockholders to consummate the business combination transaction provided for herein; and

WHEREAS, all capitalized terms used in this Agreement without definition herein shall have the meanings ascribed to them in the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Bar Harbor and Lake Sunapee hereto agree as follows:

Section 1. The Bank Merger. Subject to the terms and conditions set forth in this Agreement, in the Merger Agreement and pursuant to applicable federal laws and regulations, at the Effective Time (as defined herein), Lake Sunapee shall merge with and into Bar Harbor (the “Bank Merger”). Bar Harbor shall be the surviving institution (sometimes referred to herein as the “Surviving Bank”) of the Bank Merger and shall continue its corporate existence as a Maine-chartered bank subject to the Maine Revised Statutes (the “MRS”), following consummation of the Bank Merger. Upon consummation of the Bank Merger, the separate corporate existence of Lake Sunapee shall cease.

(a) Closing; Closing Date. A closing in respect of the transactions contemplated in this Agreement (the “Closing”) shall take place at 10:00 a.m., Eastern time on the Closing Date (as defined below), at the principal offices of Hogan Lovells US LLP in Washington, D.C., or at such other place or at such other time as the parties may mutually agree upon, which date shall be referred to as the “Closing Date.”

(b) Name and Purpose. At the Effective Time, the name of the Surviving Bank shall be Bar Harbor Bank & Trust. The purpose of the Surviving Bank shall be to continue its existence as a Maine-chartered bank and to engage in the business of banking and activities incidental thereto consistent with applicable federal law and the laws of the State of Maine.

(c) Charter. From and after the Effective Time, the charter of Bar Harbor, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Bank until amended in accordance with applicable law.

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(d) Bylaws. From and after the Effective Time, the bylaws of Bar Harbor, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Bank until amended in accordance with applicable law.

(e) Directors. The directors of the Surviving Bank immediately after the Effective Time shall consist of the directors of Bar Harbor in office immediately prior to the Effective Time and four additional members of the LSBG Board of Directors appointed in accordance with Section 5.18 of the Merger Agreement.

(f) Officers. The officers of the Surviving Bank shall consist of (i) the officers of Bar Harbor in office immediately prior to the Effective Time, and (ii) William J. McIver as an executive vice president and regional president. Each of the officers of the Surviving Bank immediately after the Effective Time shall hold office until his or her successor is elected and qualified or otherwise in accordance with the charter and bylaws of the Surviving Bank.

Section 2. Effects of the Bank Merger. At and after the Effective Time, the Bank Merger shall have the effects provided herein and set forth in applicable provisions of federal law and the MRS.

(a) Surviving Bank. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of Bar Harbor and Lake Sunapee and thereupon and thereafter all the property, rights, privileges, powers and franchises of Lake Sunapee and of Bar Harbor shall vest in the Surviving Bank, and all debts, liabilities, obligations, restrictions, disabilities and duties of Lake Sunapee and of Bar Harbor shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Bank. Any reference to either of Lake Sunapee and Bar Harbor in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending action or other judicial proceeding to which either of Lake Sunapee or Bar Harbor is a party shall not be deemed to have abated or to have been discontinued by reason of the Bank Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Bank Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of Lake Sunapee or Bar Harbor if the Bank Merger had not occurred.

(b) Deposits. All deposit accounts of Lake Sunapee shall be and become deposit accounts in the Surviving Bank without change in their respective terms, maturity, minimum required balances or withdrawal value. Appropriate evidence of the deposit account in the Surviving Bank shall be provided by the Surviving Bank to each deposit account holder of Lake Sunapee, as necessary, after consummation of the Bank Merger. All deposit accounts of Bar Harbor prior to consummation of the Bank Merger shall continue to be deposit accounts in the Surviving Bank after consummation of the Bank Merger without any change whatsoever in any of the provisions of such deposit accounts, including, without limitation, their respective terms, maturity, minimum required balances or withdrawal value.

(c) Offices. At the Effective Time, the main office of the Surviving Bank shall be located in Bar Harbor, Maine.

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Section 3. Approvals Required. The consummation of the transactions contemplated by this Agreement is specifically conditioned upon receipt of all necessary regulatory approvals and nonobjections, including, but not limited to, those approvals and nonobjections from the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Maine Bureau of Financial Institutions, as may be required, and the expiration of all applicable waiting periods with respect to the Bank Merger. The sole shareholders of Lake Sunapee and of Bar Harbor shall have taken appropriate action to vote to approve this Agreement and the Bank Merger.

Section 4. Conditions Precedent. The respective obligations of each party under this Agreement shall be subject to: (i) the receipt of all required regulatory approvals and the expiration of any required waiting periods specified by applicable federal law or regulation; and (ii) the approval of this Agreement by LSBG in its capacity as the sole shareholder of Lake Sunapee and the approval of this Agreement by BHB in its capacity as sole shareholder of Bar Harbor.

Section 5. Representations. Each of Bar Harbor and Lake Sunapee represents that this Agreement has been duly authorized, executed and delivered by such party and constitutes a legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

Section 6. Effective Date and Effective Time. Subject to the terms and conditions of this Agreement, Bar Harbor and Lake Sunapee each shall make all such filings as may be required to consummate the Bank Merger in accordance with applicable laws and regulations. The Bank Merger shall become effective on the date specified on the certificate to be issued by the Superintendent of the State of Maine (the “Bank Merger Effective Date”), and at the time specified therein (the “Bank Merger Effective Time”).

Section 7. Amendments. To the extent permitted by applicable federal banking law and Maine law, this Agreement may be amended by a subsequent writing signed by the parties hereto upon the approval of the Board of Directors of each of the parties hereto.

Section 8. Termination. Consummation of the Bank Merger is conditioned upon the satisfaction of all conditions set forth in Article VI of the Merger Agreement. This Agreement shall terminate and forthwith become void automatically and without any action on the part of Bar Harbor or Lake Sunapee immediately upon the termination of the Merger Agreement in accordance with Article VII thereof and, except as set forth in Article VII of the Merger Agreement, there shall be no further liability on the part of Bar Harbor or Lake Sunapee upon such termination.

Section 9. Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by each party hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 10. Successors. This Agreement shall be binding on the successors of Bar Harbor or Lake Sunapee.

Section 11. Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the United States of America and the laws of the State of Maine without regard for conflict of law provisions.

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[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, Bar Harbor Bank & Trust and Lake Sunapee Bank have executed and delivered this Agreement as of the date first above written.

BAR HARBOR BANK & TRUST

By:
Name:	Curtis C. Simard
Title:	President and Chief Executive Officer

LAKE SUNAPEE BANK

By:
Name:	Stephen R. Theroux
Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO PLAN OF BANK MERGER]

Exhibit C

Form of Employment Agreement with William J. McIver

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made this 5th day of May, 2016, by and between BAR HARBOR BANKSHARES, a Maine corporation with its headquarters located in Bar Harbor, Maine (the “Company”), BAR HARBOR BANK & TRUST, a wholly-owned subsidiary of the Company (the “Bank”) (together, the “Employer”), and WILLIAM J. MCIVER, residing at the address on file with the Employer (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Employer desires to employ the Executive, and the Executive desires to accept such employment upon the terms and conditions set forth herein, including, without limitation, the restrictive covenants in Sections 10 and 11 herein.

NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

1. DEFINITIONS.

1.1. “Cause” shall mean solely the Executive’s conviction by a court of competent jurisdiction of a felony involving dishonesty or fraud on the part of the Executive in his relationship with the Employer.

1.2. “Code” shall mean the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder.

1.3. “Confidential Information” shall mean any and all information and compilations of information, in whatever form or medium (including any copies thereof), relating to any part of the business of the Company, the Bank, or any of their subsidiaries or affiliates, or the business of their customers, provided to the Executive, or which the Executive obtained or compiled or had obtained or compiled on his behalf, which information or compilations of information are not a matter of public record or generally known or available to the public, including, without limitation, but subject to the foregoing, the following:

1.3.1.	Financial information regarding the Company, the Bank, or any of their subsidiaries or affiliates;

1.3.2.	Personnel data, including compensation arrangements relating to the Executive or any other employees of the Company, the Bank, or any of their subsidiaries or affiliates;

1.3.3.	Internal plans, practices, and procedures of the Company, the Bank, or any of their subsidiaries or affiliates;

1.3.4.	The names, portfolio information, investment strategies, requirements, lending or deposit information, or any similar information of any customers, clients, or prospects of the Company, the Bank, or any of their subsidiaries or affiliates;

1.3.5.	Business methods and marketing strategies of the Company, the Bank, or any of their subsidiaries or affiliates;

1.3.6.	Any other information expressly identified to Executive as confidential by the officers and directors of the Company, the Bank, or any of their subsidiaries or affiliates; and

1.3.7.	The terms and conditions of this Agreement and any documents or instruments executed in connection herewith that are not of public record.

1.4. “Disability” shall mean a condition: (a) which causes the Executive to be unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which can be expected to last for a continuous period of not less than twelve (12) months; or (b) which results in his receiving, by reason of any medically determinable physical or mental impairment which can be expected to result in death or which can be expected to last for a continuous period of not less than twelve (12) months, income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the Employer. Disability shall be deemed to exist only when the disability has been certified to the Board of Directors of the Company by a licensed physician approved by the Board of Directors of the Company.

1.5.	“Effective Date” shall mean the Closing Date, as such term is defined in the Agreement and Plan of Merger, dated as of May 5, 2016, by and between the Company and Lake Sunapee Bank Group.

1.6.	“Good Reason” shall mean the occurrence of one or more of the following events without the consent of the Executive:

1.6.1.	A material diminution in the Executive’s Base Compensation;

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1.6.2.	A material diminution or adverse change in the Executive’s authority, duties, or responsibilities;

1.6.3.	A material diminution in the budget over which the Executive retains authority;

1.6.4.	A material change in the geographic location at which the Executive must perform a substantial portion of his services, which for purposes of this Agreement means a location that is more than one hundred (100) miles from Newport, New Hampshire;

1.6.5.	Any other action or inaction that constitutes a material breach by the Employer of the Agreement or any other agreement under which the Executive provides services to the Employer or Employer provides compensation or benefits to Executive; or

1.6.6.	If Employer delivers a Notice of Termination for Cause pursuant to Section 7.1 and it is determined by an arbitrator pursuant to Section 13.4 that grounds for termination for Cause did not in fact exist.

1.7. “Notice of Termination” shall mean the written communication provided to the other party in the event of the Executive’s termination of employment (i) by the Employer for Cause or on account of the Executive’s Disability or (ii) by the Executive for Good Reason. A Notice of Termination must indicate the specific provisions in this Agreement upon which the applicable party relies as the basis for the Executive’s termination of employment and must also set forth in reasonable detail the facts and circumstances claimed to provide the basis for such termination of employment under the provisions so indicated.

1.8. “Restrictive Period” shall mean the period commencing on the Effective Date and terminating on the one (1)-year anniversary of the Executive’s termination of employment with the Company, the Bank, and all of their subsidiaries and affiliates, regardless of reason and whether or not pursuant to this Agreement.

2. EMPLOYMENT. As of the Effective Date, the Employer employs the Executive, and the Executive accepts employment by the Employer, as the Executive Vice President, Regional President—New Hampshire and Vermont Markets of the Employer on the terms and conditions specified herein.

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3. TERM OF EMPLOYMENT.

3.1. Term. The Executive’s employment shall be for a term of commencing on the Effective Date and ending on May 31, 2019 (the “Term”), unless terminated sooner pursuant to this Agreement.

3.2. Expiration. Upon expiration of this Agreement, the Executive’s employment with the Employer shall cease, and this Agreement shall terminate without further obligations to the Executive, except as provided under Section 8.1.

4. RESPONSIBILITIES AND OTHER ACTIVITIES.

The Executive shall be employed as the Executive Vice President, Regional President—New Hampshire and Vermont Markets of the Employer as of the Effective Date. In such roles, the Executive shall undertake the overall management, responsibilities, and duties related to these positions as defined by the Chief Executive Officer of the Company or of the Bank, as applicable, and summarized in the job description attached hereto as Exhibit A. The Executive shall faithfully perform the duties of his positions as described herein; shall devote substantially all of his business time and energies to the business and affairs of the Employer; and shall use his best efforts, skills, and abilities to promote the Employer’s interests. The Executive may not engage in any business activities or render any services of a business, commercial, or professional nature (whether or not for compensation) that would adversely affect the Executive’s performance of his responsibilities and duties hereunder or conflict with the business of the Employer for the benefit of any person or entity, unless the Executive receives the prior written consent of the Employer.

5. COMPENSATION.

5.1. Base Compensation. The Employer shall pay the Executive an annual base salary of Two Hundred and Ninety Five Thousand Dollars and Zero Cents Dollars ($295,000) (“Base Compensation”). The Base Compensation shall be paid in substantially equal installments in accordance with the Employer’s compensation policies and procedures on the payroll dates established by the Employer for its senior executive officers. The Base Compensation shall be reviewed annually by the Compensation Committee of the Company’s Board of Directors and may be adjusted in the Company’s sole discretion, provided that the Base Compensation may not be adjusted downwards during the initial Term.

5.2. Other Compensation.

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5.2.1.	The Executive shall be a participant in the Company’s Annual Incentive Plan, in the form attached hereto as Exhibits B and B(a) as may be amended from time to time in the Company’s sole discretion, with his award, if any, for the calendar year of the Effective Date to be prorated from the Effective Date.

5.2.2.	The Executive shall be a participant in the Company’s Long Term Incentive Plan, in the form attached hereto as Exhibits C and C(a), as may be amended from time to time in the Company’s sole discretion.

5.2.3.	The Executive shall be eligible to participate in any performance compensation plans agreed upon by the parties during the Term of this Agreement in concert with the Employer’s evolving goals and objectives. Notwithstanding any provision herein to the contrary, all incentive compensation shall be provided consistent with the Employer’s risk-management policies and the requirements of all applicable laws, including without limitation any rules adopted and applicable to the Executive under Section 956 of the Dodd-Frank Act.

6. OTHER BENEFITS.

6.1. Benefits. The Executive shall be eligible to participate in such medical, dental, disability, retirement, life insurance, and other employee benefits on the same basis as may be provided to other similarly-situated employees of the Employer. As to all other benefits to which the Executive may be entitled in parity with all other employees, such benefits may be created, changed, or terminated from time to time in the Employer’s sole discretion.

6.2. Vacation. The Executive shall be entitled to reasonable paid vacations and sick leave benefits consistent with the Employer’s vacation and sick leave policies.

6.3. Reimbursements. The Employer shall reimburse the Executive for all ordinary and necessary business expenses described in Code Section 62(a)(2)(A) which are incurred by the Executive in the performance of his duties hereunder and which are subject to reimbursement in accordance with the Employer’s policies; provided, however, that: (i) such expenses shall be reimbursed no later than the end of the calendar year following the calendar year in which the expenses were incurred, with the expectation that such amounts shall be reimbursed by the end of the calendar month following the year in which the expenses were incurred; (ii) the amount of such expenses eligible for reimbursement in one calendar year cannot affect the amount of such expenses eligible for reimbursement in another calendar year; and (iii) the right to reimbursement is not subject to liquidation or exchange for another benefit.

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7. TERMINATION.

This Agreement may terminate prior to the expiration of the Term in accordance with this Section 7.

7.1. By the Employer For Cause. The Employer may elect to terminate this Agreement and to terminate the Executive’s employment at any time for Cause. Such termination shall be effective immediately upon Notice of Termination to the Executive. If the Employer terminates the Executive’s employment for Cause during the Term, this Agreement shall terminate without further obligations to the Executive, except as provided under Section 8.2.

7.2. By the Employer Without Cause. The Employer may elect to terminate this Agreement and to terminate the Executive’s employment at any time by giving the Executive thirty (30) days’ prior written notice of his termination of employment. The Executive’s termination of employment shall occur on the date specified in such written notice. If the Employer terminates the Executive’s employment without Cause during the Term, this Agreement shall terminate without further obligations to the Executive, except as provided under Section 8.3.

7.3. By the Executive without Good Reason. The Executive may elect to terminate this Agreement and voluntarily to resign his employment at any time for any reason by giving the Employer not less than thirty (30) days’ prior written notice of his termination of employment. The Executive’s termination of employment shall occur on the date specified in such written notice, unless the Employer elects to terminate the Executive’s employment as of a date prior thereto. If the Executive terminates this Agreement pursuant to this Section 7.3 during the Term, this Agreement shall terminate without further obligations to the Executive, except as provided under Section 8.2.

7.4. By the Executive for Good Reason. The Executive may elect to terminate this Agreement and his employment for Good Reason within the two (2)-year period following the initial existence of the condition or conditions giving rise to Good Reason. Before the Executive may terminate this Agreement for Good Reason, the Executive must provide the Employer with a Notice of Termination describing the existence of the condition or conditions giving rise to Good Reason no later than ninety (90) days after the date of the initial occurrence of such condition or conditions, and the Employer must have failed to remedy such condition or conditions within the thirty (30)-day period following such Notice of Termination. If the Executive terminates this Agreement for Good Reason during the Term, this Agreement shall terminate without further obligations to the Executive, except as provided under Section 8.3.

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7.5. Death. The Executive’s employment shall terminate on account of the Executive’s death. If the Executive’s employment is terminated on account of the Executive’s death during the Term, this Agreement shall terminate without further obligations to the Executive’s estate or other legal representatives under this Agreement, except as provided under Section 8.4.

7.6. Disability. The Employer may elect to terminate this Agreement and to terminate the Executive’s employment on account of the Executive’s Disability. Such termination shall be effective immediately upon Notice of Termination to the Executive. If the Executive’s employment is terminated on account of the Executive’s Disability during the Term, this Agreement shall terminate without further obligations to the Executive, except as provided under Section 8.4.

8. PAYMENTS TO EXECUTIVE UPON TERMINATION.

8.1. Generally. Regardless of the reason for any termination of this Agreement and subject to this Section 8, the Executive (or the Executive’s estate or other legal representatives if the Agreement terminates on account of the Executive’s death) shall be entitled to receive (together, “Accrued Benefits”):

8.1.1.	Payment of the Executive’s earned but unpaid Base Compensation (including, without limitation, all items which constitute wages under applicable law) as of the effective date of the Executive’s termination of employment, with such payment to be made in accordance with the Employer’s compensation policies and procedures but in no event later than the date required by applicable law;

8.1.2.	Payment of the Executive’s earned but unused vacation time as of the effective date of the Executive’s termination of employment, with such payment to be made in accordance with the Employer’s vacation pay policy; and

8.1.3.	All rights and benefits (if any) to which the Executive is entitled due to his termination of employment as required independent of this Agreement by the terms of any employee benefit plans and programs of the Company or of the Bank in existence as of the date of the Executive’s termination of employment, such as The Bar Harbor Bankshares and Subsidiaries Equity Incentive Plan of 2015, the 2013 Annual Incentive Plan, the Long-Term Executive Incentive Plan or any other Company or Bank incentive plan, with such rights and benefits to be determined in accordance with the terms of such plans and programs.

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8.2. Termination by the Employer for Cause or without Good Reason. If the Employer terminates the Executive’s employment for Cause pursuant to Section 7.1 or the Executive terminates his employment without Good Reason pursuant to Section 7.3, the Executive shall be entitled to receive payment of his Accrued Benefits.

8.3. Termination by the Employer without Cause or by the Executive for Good Reason. If the Employer terminates the Executive’s employment without Cause pursuant to Section 7.2 or the Executive terminates his employment for Good Reason pursuant to Section 7.4, the Executive shall be entitled, subject to Section 8.6, to receive:

8.3.1.	Payment of his Accrued Benefits;

8.3.2.	Lump sum payment equal to one (1) times the Executive’s Base Compensation as of the effective date of the Executive’s termination of employment, with such payment to be made at the time specified in Section 8.6; and

8.3.3.

Continued medical, health, dental, and vision insurance benefits to which the Executive and his eligible dependents, if any, were entitled under such plans immediately prior to the date of the Executive’s termination of employment, for the greater of (i) a period of twelve (12) months (the “Continuation Period”) or (ii) the period to which the Executive would be entitled to continue coverage under the Employer’s group health plan pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), where during the Continuation Period the Executive shall be required to make the same premium contributions that he was required to make immediately prior to his termination of employment and, to the extent COBRA continues to apply after expiration of the Continuation Period, the Executive shall be required to pay one hundred percent (100%) of the premiums due for such continuation coverage after expiration of the Continuation Period; provided, however, that, to the extent that the promise or provision of any continued group health benefit pursuant to this Section 8.3.3 would cause a group health plan maintained for the officers or employees of the Employer to fail to comply with Section 2716 of the Public Health Service Act, the nondiscrimination rules of Code Section 105(h)(2), or any statute or regulation of similar effect (including, without limitation, the 2010 Patient Protection and Affordable Care Act,

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as amended by the 2010 Health Care and Education Reconciliation Act), the Executive shall be provided with distributions of cash in lieu of such benefit, at the same times and in the same forms as the premium payments which would have been made to provide such benefit, in amounts adequate for the Executive to purchase a comparable health benefit; provided, further, that notwithstanding the foregoing, the benefit under this Section 8.3.3 shall cease and shall no longer be available upon the Executive’s commencement of employment with another employer in all events.

If the Executive shall die prior to the receipt of all such payments under this Section 8.3, the remainder of such payments shall be paid to his surviving spouse or, if he has no surviving spouse, to his estate.

Notwithstanding the above, the amounts described in Section 8.3.2 that are payable subsequent to the Executive’s termination of employment shall be subject to Section 18.2.

8.4. Termination due to Death or Disability. In the event of termination of this Agreement on account of the Executive’s death or on account of the Executive’s Disability pursuant to Section 7.6, the Executive or the Executive’s estate or other legal representatives shall be entitled to receive payment of the Executive’s Accrued Benefits.

8.5. No Mitigation. The Executive shall not be required to mitigate the amount of any severance benefits described in this Section 8 by seeking other employment, other than as provided in Section 8.3.3 hereof.

8.6. Release. Payment and provision of the benefits described in Sections 8.3.2 and 8.3.3 hereof (the “Severance Payments”) are subject to the Executive’s execution and delivery to the Employer of a general release, in a form acceptable to the Employer, within forty five (45) days of the Executive’s termination of employment, which has (and not until it has) become irrevocable, satisfactory to the Employer in the reasonable exercise of its discretion, releasing the Company, the Bank, their subsidiaries, their affiliates, and their Directors, officers, and employees, from any and all claims or potential claims arising from or related to the Executive’s employment with the Employer or termination of employment. Notwithstanding payment timing provisions to the contrary in this Agreement but still subject to the requirements of the preceding sentence, the Severance Payments shall commence on the Employer’s first regular payroll date occurring on or after the sixtieth (60th) date following the Executive’s termination of employment (the “First Payroll Date”), with amounts otherwise payable under the Employer’s normal payroll procedures prior to the First Payroll Date, to be paid in lump sum on the First Payroll Date without interest thereon.

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9. CODE SECTIONS 280G AND 4999.

Notwithstanding anything contained herein to the contrary, in the event it shall be determined that any payment or distribution made at any time by the Company, the Bank, or any corporation which is a member of an “affiliated group” (as defined in Code Section 1504(a), without regard to Code Section 1504(b)) of which the Company or the Bank is a member, to or for the benefit of the Executive (whether paid or payable, or distributed or distributable, pursuant to the terms of this Agreement or otherwise) (a “Payment”) would constitute an “excess parachute payment” (as defined in Code Section 280G(b)(2)), such Payment shall be reduced to the extent necessary to ensure that no portion of such Payment will be non-deductible to the Employer by Code Section 280G or will be subject to the excise tax imposed by Code Section 4999 (the “Reduced Payment”), and the Executive shall have no further rights or claims with respect to an amount in excess of the Reduced Payment. If a Payment is reduced pursuant to this Section 9, the Employer shall reduce or eliminate the following portions of the Payment in successive order to reach the Reduced Payment: (i) first, the benefits portion of the Payment, (ii) then, the cash portion of the Payment, and (iii) then, the equity portion of the Payment. Any determination required under this Section 9 (including, without limitation, the amount of the Reduced Payment and the assumptions to be utilized in arriving at such determination) shall be made by the Employer and its tax advisors, whose determination shall be conclusive and binding upon the Executive.

10. CONFIDENTIALITY.

10.1. The Executive recognizes and acknowledges that certain assets of the Company, the Bank, and their affiliates or subsidiaries constitute Confidential Information.

10.2. The Executive shall not, without the prior written consent of the Company, the Bank, or any of their subsidiaries or affiliates, use or disclose, or negligently permit any unauthorized person to use, disclose, or gain access to, any Confidential Information, except in connection with any dispute that arises between the Company and/or the Bank and the Executive, in which case such disclosure may be made to the extent necessary to the Executive’s personal legal advisers and to courts having jurisdiction over such matters.

10.3. Upon termination of employment, the Executive hereby agrees to deliver promptly to the Company, the Bank, or any of their subsidiaries or affiliates all memoranda, notes, records, manuals, or other documents, including all copies of such materials, containing Confidential Information, whether made or compiled by the Executive or furnished to him from any source by virtue of the Executive’s relationship with the Company, the Bank, or any of their subsidiaries or affiliates.

10.4. Regardless of the reason for his cessation of employment, the Executive will furnish such information as may be in the Executive’s possession and will cooperate with the Company, the Bank, or any of their subsidiaries or affiliates as may reasonably be requested in

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connection with any claims or legal actions in which the Company, the Bank, or any of their subsidiaries or affiliates are or may become a party. The Employer will reimburse the Executive for any reasonable out-of-pocket expenses the Executive incurs in order to satisfy his obligations under this Section 10.4.

11. NON-COMPETITION AND NON-SOLICITATION.

11.1. In consideration of the covenants of the Employer contained herein, the Executive covenants and agrees with the Employer that, during the Restrictive Period and within a one hundred and fifty (150) “air” mile radius from Newport, New Hampshire, the Executive shall not, without specific written approval of the Employer, directly or indirectly:

11.1.1.	Engage in any insurance, brokerage, trust, banking, or other financial services as an owner, employee, consultant, representative, or in any other capacity;

11.1.2.	Directly or indirectly request or advise any past, present, or future customers of the Company, the Bank, or any of their subsidiaries or affiliates to withdraw, curtail, or cancel his or her or its business with the Company, the Bank, or any of their subsidiaries or affiliates;

11.1.3.	Directly or indirectly cause, suggest, or induce others to call on any past, present, or future customers of the Company, the Bank, or any of their subsidiaries or affiliates; or

11.1.4.	Canvas, solicit, or accept any business on behalf of any other bank, insurance agency, trust, or other financial services business, other than the Company, the Bank, or any of their subsidiaries or affiliates, from any past or present customer of the Company, the Bank, or any of their subsidiaries or affiliates.

11.2. During the Restrictive Period, the Executive shall not, directly or indirectly, by any means or device whatsoever, for himself or on behalf of, or in conjunction with, any other person, partnership, or corporation, solicit, entice, hire, or attempt to hire or employ any employee of the Company, the Bank, or any of their subsidiaries or affiliates.

11.3. Other Agreements. The Executive represents and warrants that neither the Executive’s employment with the Employer nor the Executive’s performance of his obligations hereunder will conflict with or violate the Executive’s obligations under the terms of any agreement with a previous employer or other party, including agreements to refrain from

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competing, directly or indirectly, with the business of such previous employer or other party. Prior to the Effective Date hereof, the Executive has provided copies of all restrictive covenants (e.g., non-solicitation and non-competition agreements) to which he is a party to the Employer in order to ensure compliance with this Section 11.3.

12. REFORMATION AND INJUNCTIVE RELIEF.

12.1. Reformation. All the parties hereto acknowledge that the parties have carefully considered the nature and scope of this Agreement. The activities, period, and area covered by Sections 10 and 11 are expressly acknowledged and agreed to be fair, reasonable, and necessary. To the extent that any covenant contained in Sections 10 and 11 is held to be invalid, illegal, or unenforceable because of the extent of activities, duration of such covenant, the geographic area covered thereby, or otherwise, the parties agree that the court making such determination shall reform such covenant to include as much of its nature and scope as will render it enforceable and, in its reduced form, said covenant shall be valid, legal, and enforceable to the fullest extent of the law.

12.2. Injunctive Relief. The Executive acknowledges and agrees that, upon any breach by the Executive of his obligations under Sections 10 and 11 hereof, the Employer will have no adequate remedy at law, and accordingly will be entitled to specific performance and other appropriate injunctive and equitable relief, notwithstanding Section 13 hereof. Nothing herein shall be construed as prohibiting the Employer from pursuing any other remedies available to it, including the recovery of damages from the Executive.

13. MEDIATION AND ARBITRATION.

13.1. Generally. If the Executive and the Employer have any dispute whatsoever relating to the interpretation, validity, or performance of this Agreement, or any other dispute arising out of this Agreement, every reasonable attempt will be made to resolve any differences or dispute within thirty (30) days of an issuance of written notice by either party to the other party. If a successful resolution of any differences or dispute has not been achieved to the satisfaction of both parties at the end of the thirty (30)-day period, the steps outlined in the following Sections 13.2, 13.3, and 13.4 shall apply.

13.2. ADR. Except as otherwise expressly provided hereunder, the parties agree that any and all disputes arising out of the Executive’s employment, or cessation of employment, including but not limited to any dispute, controversy, or claim arising under any federal, state, or local statute, law, ordinance, or regulation or under this Agreement, shall be resolved exclusively by Alternative Dispute Resolution described in this Agreement (“ADR”). The initiation of ADR shall first require mediation, and the parties agree to first try to settle any dispute through

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mediation. Mediation shall be initiated by either party by the serving of a written notice of intent to mediate (a “Mediation Notice”) by one party upon the other. If no resolution has been mutually agreed through mediation within ninety (90) days of service of a Mediation Notice, then and only then may the dispute be submitted to arbitration. Arbitration shall be initiated by the serving of a written notice of intent to arbitrate (an “Arbitration Notice”) by one party upon the other.

13.3. Mediation. In the event that a party wishes to initiate ADR, a Mediation Notice must be served on the other party within six (6) months from the date on which the claim arose. If the parties cannot mutually agree on a mediator, then a mediator shall be selected in accordance with the Employment Mediation Rules of the American Arbitration Association.

13.4. Arbitration. In the event that mediation is unsuccessful and arbitration is initiated, it shall be conducted under the National Rules for the Resolution of Employment Disputes of the American Arbitration Association. There shall be a single arbitrator to be agreed upon by the parties; provided that, if the parties are unable to agree upon a single arbitrator, the Executive and the Employer shall each name an arbitrator, and the two (2) arbitrators so named shall name a third (3rd) arbitrator. The arbitration proceedings shall be heard by the arbitrator(s), and the decision of the arbitrator, or of a majority of the panel if one has been selected, shall be final and binding on the parties. Judgment upon the arbitration award may be entered in any court of competent jurisdiction. An Arbitration Notice must be served on the other party within one (1) year from the date on which the claim arose, and failure to bring such a claim within such one (1)-year period shall constitute a waiver of such claim and an absolute bar to any further proceedings in any forum with respect to it. All mediation and arbitration proceedings shall be conducted in Bangor, Maine, unless the parties otherwise agree in writing.

13.5. Costs. The cost of any mediation proceeding under this Section 13 will be paid entirely by the Employer. The cost of any arbitration proceeding shall be shared equally by the parties to the dispute; provided, however, that if the dispute is resolved in favor of the Executive, such cost shall be paid in full by the Employer. Each party shall be responsible for its own cost of representation and counsel.

14. NOTICES.

All notices, requests, demands, waivers, and other communications required or permitted to be given under this Agreement will be in writing and will be deemed to have been duly given: (a) if delivered personally or sent by facsimile or electronic mail, on the date received; (b) if delivered by overnight courier, on the day after mailing; and (c) if mailed, five days after mailing with postage prepaid. Any such notice will be sent as follows:

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To the Employer:

Bar Harbor Bankshares

ATTN: Human Resources Department

82 Main Street

P.O. Box 400

Bar Harbor, ME 04609

Fax: (207) 288-2811

Email: msawyer@bhbt.com

With copies to:

Richard Schaberg, Esq.

Hogan Lovells US LLP

555 Thirteenth Street NW

Washington, DC 20004

Fax: (202) 637-5671

Email: richard.schaberg@hoganlovells.com

To the Executive:	At the address on file with the Employer

15. SUCCESSORS AND ASSIGNS.

15.1. The rights and obligations of the Executive hereunder are not assignable or delegable, and any such assignment or delegation will be null and void, provided, however, that in the event of his death any and all amounts due Executive hereunder shall be paid to his surviving spouse, or if he has no surviving spouse, to his estate, including without limitation any amounts due Executive under Section 8 hereof.

15.2. This Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors, beneficiaries, heirs, and personal representatives.

15.3. The Employer shall require any successor (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of the business and/or assets of the Employer to expressly assume and agree to perform its obligations under this Agreement in the same manner and to the same extent that the Employer would be required to perform them if no such succession had taken place. Each such successor shall execute a written agreement evidencing its assumption of the Employer’s obligations under this Agreement prior to the effective date of any such purchase, merger, consolidation, or other transaction.

15.4. The failure of the Employer to obtain from each successor the written agreement described in Section 15.3 shall be deemed to be a material breach of the obligations of the Employer under this Agreement, and shall entitle the Executive to incur a separation from service for Good Reason pursuant to Section 7.4.

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15.5. As used in this Section 15, the Employer shall include the Company, the Bank, and any successor to all or substantially all of the business and/or assets of any of them (whether direct or indirect, by purchase, merger, consolidation, or otherwise) which executes and delivers the written agreement described in Section 15.3 or which otherwise becomes bound by all the terms and provisions of this Agreement.

16. SURVIVAL.

Notwithstanding anything contained herein to the contrary, the provisions of this Agreement which by their terms are to be performed subsequent to termination, including, without limitation, Sections 8, 10, 11, 12, and 13 and this Section 16, shall survive the termination of this Agreement and shall remain fully enforceable.

17. NON-DUPLICATION.

In the event that the Executive shall perform services for the Company, the Bank, and/or any of their direct or indirect subsidiaries, any compensation or benefits provided to the Executive by such employer or pursuant to such employer’s employee benefit plans shall be applied to offset the obligations of the Employer hereunder, it being intended that the provisions of this Agreement shall set forth the aggregate compensation and benefits payable to the Executive for all services rendered to the Company, the Bank, and any of their direct or indirect subsidiaries.

18. CODE SECTION 409A.

18.1. The Executive and the Employer acknowledge that each of the payments and benefits promised to the Executive under this Agreement must either comply with the requirements of Code Section 409A and the regulations thereunder or qualify for an exception from compliance. To that end, the Executive and the Employer agree that:

18.1.1.	The Executive will be deemed to have a date of termination of employment for purposes of determining the timing of any payments or benefits hereunder that are classified as deferred compensation only upon a “separation from service” within the meaning of Code Section 409A;

18.1.2.	The expense reimbursements described in Section 6.3 are intended to satisfy the requirements for a “reimbursement plan” described in Treasury Regulation Section 1.409A-3(i)(1)(iv)(A) and shall be administered to satisfy such requirements;

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18.1.3.	The payments described in Sections 8.1.1 and 8.1.2 are intended to be excepted from compliance with Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(3) as payment made pursuant to the Employer’s customary payment timing arrangement;

18.1.4.	The benefits and payments described in Section 8.1.3 are expected to comply with or be excepted from compliance with Code Section 409A on their own terms; and

18.1.5.	The welfare benefits provided in kind under Section 8.3.3 are intended to be excepted from compliance with Code Section 409A as welfare benefits pursuant to Treasury Regulation Section 1.409A-1(a)(5) and/or as benefits not includible in gross income. To the extent not otherwise excepted from compliance with Code Section 409A, such benefits will be administered to satisfy the requirements for a “reimbursement plan” described in Treasury Regulation Section 1.409A-3(i)(1)(iv)(A).

18.2. With respect to payments under this Agreement, for purposes of Code Section 409A, each severance payment (if there is more than one payment) will be considered one of a series of separate payments. The Executive and the Employer further agree that, to the extent not otherwise exempt, the termination benefits described in this agreement are intended to be exempt from Code Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4) as short-term deferrals or as payments pursuant to a separation pay plan pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii). In the case of a payment that is not excepted from compliance with Code Section 409A and that is not otherwise designated to be paid immediately upon a permissible payment event within the meaning of Treasury Regulation Section 1.409A-3(a), the payment shall not be made prior to the later of (i) the date specified in Section 8.6 and, (ii) if the Executive is a specified employee (within the meaning of Treasury Regulation Section 1.409A-1(i)) on the date of his separation from service, the first day of the seventh month following the Executive’s separation from service. Furthermore, this Agreement shall be construed and administered in such manner as shall be necessary to effect exemption from, and/or compliance with, Code Section 409A. Neither the Bank nor the Company make any representations or warranties that the payments provided under this Agreement comply with, or are exempt from, Code Section 409A, and in no event shall either the Bank or the Company be liable for any portion of any taxes, penalties, interest, or other expenses that may be incurred by Executive on account of non-compliance with Code Section 409A.

19. COMPLIANCE WITH FDI ACT.

Notwithstanding anything contained herein to the contrary, any payments to the Executive by the Employer, whether pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. §1828(k), and any regulations promulgated thereunder.

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20. GENERAL PROVISIONS.

20.1. Entire Agreement. This Agreement and the attachments hereto constitute the entire understanding and agreement between the parties hereto with respect to the Employer’s employment of the Executive, and supersedes and revokes any and all prior agreements and understandings, whether oral or written, between the parties relating to the subject matter of this Agreement.

20.2. Withholding. The Employer may withhold from any payments to be made hereunder such amounts as it may be required or permitted to withhold under applicable federal, state, or other law, and transmit such withheld amounts, as appropriate, to the appropriate taxing authorities.

20.3. Governing Law. This Agreement shall be interpreted under, subject to, and governed by the substantive laws of the State of Maine, without giving effect to provisions thereof regarding conflict of laws.

20.4. Modification and Waiver. This Agreement may not be modified or amended, except by an instrument in writing signed by the parties hereto. Notwithstanding the preceding sentence, this Agreement shall be construed and administered in such manner as shall be necessary to effect compliance with Code Section 409A and shall be subject to amendment in the future, in such manner as the Employer, in consultation with the Executive, may deem necessary or appropriate to effect such compliance; provided, that any such amendment shall preserve for the Executive the benefit originally afforded pursuant to this Agreement. No term or condition of this Agreement shall be deemed to have been waived, except by written instrument of the party charged with such waiver. A waiver shall operate only as to the specific term or condition waived and will not constitute a waiver of any other term or condition of this Agreement or as to any subsequent occurrence of the term or condition.

20.5. Cooperation. Each of the parties agrees to execute all further instruments and documents and to take all further action as the other party may reasonably request in order to effectuate the terms and purposes of this Agreement.

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20.6. Captions. The captions appearing in this Agreement are for convenience of reference only and in no way define, limit, or affect the scope or substance of any section of this Agreement.

20.7. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect any other provision hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. Furthermore, in lieu of such illegal, invalid, or unenforceable provision there shall automatically be added as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible and be legal, valid, and enforceable.

20.8. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which will be deemed an original, but all of which will together constitute one and the same instrument.

21. ACKNOWLEDGEMENT.

The Executive acknowledges that he has had a full and complete opportunity to review the terms, enforceability, and implications of this Agreement; that he has had a full and complete opportunity to present it to competent legal counsel for review; and that the Employer has not made any representations and warranties to the Executive concerning the terms, enforceability, and implications of this Agreement other than as reflected in this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date and year first written above.

Witness: /s/ Witness	BAR HARBOR BANKSHARES By: /s/ Curtis C. Simard
Name: Curtis C. Simard Title: President and Chief Executive Officer

Witness: /s/ Witness	BAR HARBOR BANK & TRUST By: /s/ Curtis C. Simard
Name: Curtis C. Simard Title: President and Chief Executive Officer

Witness: /s/ Witness	EXECUTIVE /s/ William J. McIver
WILLIAM J. MCIVER

[Signature Page to McIver Employment Agreement]

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EXHIBIT A

Job Description

(attached)

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POSITION DESCRIPTION

POSITION TITLE:	Executive Vice President

Regional President

New Hampshire and Vermont markets

RESPONSIBILITY LEVEL:	Executive

REPORTS TO:	CEO and President

PROVIDES SUPERVISION

And GUIDANCE FOR:	New Hampshire and Vermont Branch Teams and Global BHB Residential Lending

GUIDANCE TO:	New Hampshire and Vermont staff

GENERAL RESPONSIBILITIES:

The position is responsible for customer retention, growth, and administrative duties of assigned banking functions to include branch and residential lending divisions in the New Hampshire and Vermont geographic service areas to achieve maximum overall profitability. Oversight of branch teams will include working with other BHB divisions to help unite the culture and unify delivery standards. Oversight of residential lending will extend to all of BHB.

This position will particularly focus on the communication and benefits of the BHB affiliation to customers and employees alike. The position will serve as a critical component to decisions around the future operation of the combined organization.

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KNOWLEDGE, ABILITY and SKILLS REQUIRED:

The ability to analyze, interpret findings and results, and to draw logical conclusions in carrying out assigned responsibilities. The ability to use and analyze financial and economic information for problem solving; the flexibility to learn and keep current with changing markets, products, procedures, laws and regulations, varying job responsibilities, technological advances and new equipment; the ability to manage multiple priorities and direct work teams in a fast paced, high volume environment with critical deadlines.

A minimum of five years experience in a similar or related position. Proven leadership, people management and communication skills both with reports and peer groups.

SPECIFIC RESPONSIBILITIES:

•	Exercising the usual authority concerning staffing, training, performance appraisals, promotions, salary recommendations and terminations. Communicating through departmental meetings employee suggestions, questions, concerns, and following through on pending items. Directing the activities for subordinates and providing ongoing support, supervision, and training.

•	Participating in the development and leading the execution of the Company’s strategies in the New Hampshire and Vermont markets as well as the entire BHB for Residential lending for generating profitable revenue over a long term horizon.

•	Communicating and providing guidance to customers and employees on the advantages of our business combination with a critical eye to preserving culture while preventing development of new subcultures.

•	Serving as a member of the Senior Executive Team (SET), Asset & Liability Committee, Management Loan Committee, Disclosure Controls & Procedures Committee, Enterprise Risk Management Committee, and other Committees deemed appropriate.

•	Directing, monitoring, coaching, and participating in business development and customer relations program for the New Hampshire and Vermont markets. Calling on present and prospective customers introducing the Company, explaining and selling bank services, and providing financial advice. Encouraging staff to cross sell deposits, products and services and to proactively refer business over multiple business lines.

•	Participating in professional industry organizations and civic groups to enhance the Company’s (including Lake Sunapee Bank) visibility and to further personal development.

This description is a summary of major responsibilities and is not intended to include all duties that may be assigned. Flexible work hours may be necessary and hours over 40 are expected as required.

Employee Signature	Date

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EXHIBITS B and B(a)

Annual Incentive Plan

(attached)

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2016 Executive Annual Incentive Program

Bar Harbor Bankshare’s (“BHB”) Annual Incentive Program is designed to recognize and reward executives for their collective contributions to BHB’s success. Our program focuses on rewarding for the achievement of specific goals that are critical to BHB’s growth and profitability. Individually and collectively, we believe our executive team has the ability to influence and drive our success. Our program is designed to reward our executives for driving the BHB’s success. This document summarizes the elements and features of the program.

In short, the objectives of this incentive program are to:

•	Focus executive attention on key business metrics.

•	Align pay with organizational and individual performance.

•	Encourage teamwork and collaboration across all areas of BHB.

•	Motivate and reward the achievement of specific, measurable performance objectives.

•	Provide competitive total cash compensation.

•	Provide significant reward for achieving and exceeding performance results.

•	Enable BHB to attract and retain the talent needed to drive success.

Eligibility

•	Eligibility will be limited to executive positions the Board has identified as having a significant impact on the success of the organization.

•	New employees and newly promoted employees will receive pro-rated awards based on date of hire or dates of eligibility into the management team.

•	Participants must be an active employee as of the reward payout date to receive an award.

•	Participant’s performance must be in good standing for the measurement period.

Performance Period

The performance period and program operates on a calendar year basis (January 1st – December 31st). Actual payout awards are made in cash following year-end after BHB’s financial results and performance have been audited and confirmed.

Incentive Payout Opportunity

Each participant will have a target incentive opportunity based on his/her role. The target incentive will reflect a percentage of base salary and be determined consistent with competitive market practices. Actual awards will vary based on achievement of specific goals. The opportunity reflects a range of potential awards. Actual awards may range from 0% for less than Threshold (for not achieving minimal performance) to 150% of target (for exceptional performance). The table below summarizes the incentive ranges for the 2016 calendar year.

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2016 Short-Term Incentive Targets
Role	Below Threshold	Threshold (50% of Target)	Target (100%)	Stretch (150% of Target)
CEO/President	0%	15.00%	38.00%	57.00%
EVP/CFO	0%	13.75%	28.00%	42.00%
EVPs	0%	12.50%	25.00%	37.50%
SVP	0%	10.00%	20.00%	30.00%

Incentive Plan Measures

Each participant will have predefined performance goals that will determine his/her annual incentive award. There are two performance categories: BHB and Individual. BHB performance will be reflected by common goals for all participants. Individual goals will reflect each participant’s individual contributions based on their role. The specific allocation of goals will be weighted to reflect the focus and contribution for each role/level in the Bank.

The table below provides guidelines for the allocation of participant’s incentives for each performance component

Position	BHB/Team Performance	Departmental or Individual Performance
CEO/President	75%	25%
EVP/CFO	70%	30%
Executive Officer	30%	70%
Executive Officers	50%-55%	45%-50%
Senior Vice Presidents	50%-70%	30%-50%

BHB Performance

BHB performance goals for 2016 are Net Income and Efficiency Ratio. The table below shows the specific performance goal at threshold, budget and stretch for 2016.

Company Performance	2016 Performance Goals
Measures	Threshold	Target	Stretch
Net Income* (millions)	93%	Budget	110%
Efficiency Ratio	>2.00	Budget	<2.00

*	Net Income Available to Common Shareholders

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Individual Performance

In addition to BHB’s performance, participants may have individual goals that will focus on either department/team performance (e.g. loan growth, deposit growth, asset quality measures) and/or individual performance. The mix of these goals will vary by role. Whenever possible, performance targets and ranges for each measure will be set at the beginning of the calendar year. A minimum achievement of threshold level performance is required for the program to pay for each component.

Plan Trigger

In order for the Annual Incentive Program to ‘activate’ or turn on, Bar Harbor must achieve at least TBD million in Net Income. If BHB does not meet this level, the program will not pay out any awards for the year, regardless of performance on other goals.

Payouts

Payouts will be made in cash as soon as reasonably possible after the closing of BHB’s financials each year. Participants must be an active employee as of the reward payout date to receive an award. Awards are calculated based on actual performance relative to target. Achieving threshold performance will pay out at 50% of target incentive, target performance will pay out 100% of target, and stretch performance will pay out at 150% of target incentive. Performance payouts below threshold will be zero. Payouts are assessed by component such that one goal may achieve stretch and another may achieve only threshold. Actual payouts for each performance goal will be pro-rated between threshold, target and stretch levels to reward incremental improvement.

Below is an illustration of a simple program design for a SVP (Tier 5) with a base salary of $100,000 and an incentive target of 20% of base salary ($20,000). Goals are for illustration purposes only.

Participant Goals				Performance and Payout
Performance Measure	Performance Goal threshold/ target/stretch	Weight	At Target	Actual Performance	Payout Allocation (0% - 150%)	Payout ($)
Net Income	TBD	30%	$6,000	Target	100%	$6,000
Efficiency Ratio	TBD	30%	$6,000	Threshold	50%	$3,000
Individual performance goal #1	TBD	20%	$4,000	Stretch	150%	$6,000
Individual performance goal #2	TBD	10%	$2,000	Below Threshold	0%	$0
Individual performance goal #3	TBD	10%	$2,000	Threshold-Target	75%	$1,000

TOTAL		100%	$20,000	85% payout		$16,000

This participant’s payout of $16,000 is 80% of target. The payout reflects BHB’s Net Income performance at “Target”, Efficiency Ratio at Threshold, one Individual goal at stretch, another that was not achieved, and another at halfway between Threshold and Target.

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Terms and Conditions

Effective Date

This program is effective January 1, 2016 to reflect calendar year January 1, 2016 to December 31, 2016. The program will be reviewed annually by the BHB’s Compensation and Human Resources Committee and Executive Management to ensure proper alignment with BHB’s business objectives. BHB retains the rights as described below to amend, modify or discontinue the program at any time during the specified period. The incentive program will remain in effect until December 31, 2016.

Program Administration

The program is authorized and voted by the Compensation and Human Resources Committee. The Compensation Committee has the sole authority to interpret the program and to make or nullify any rules and procedures, as necessary, for proper administration. Any determination by the Committee will be final and binding on all participants.

Program Changes or Discontinuance

BHB has developed the program based on existing business, market and economic conditions. If substantial changes occur that affect these conditions, BHB may add to, amend, modify or discontinue any of the terms or conditions of the Program at any time. The Compensation and Human Resources Committee may, at its sole discretion, waive, change or amend the plan as it deems appropriate.

Incentive Award Payments

Awards will be paid as a cash bonus by no later than March 15 following the calendar year. Awards will be paid out as a percentage of a participant’s base salary (less any amounts paid for short term disability benefits or grandfathered sick time) earned during the year as of December 31st for a given calendar year. Incentive awards will be considered taxable income to participants in the year paid and will be subject to withholding for required income and other applicable taxes.

Any rights accruing to a participant or his/her beneficiary under the program shall be solely those of an unsecured general creditor of BHB. Nothing contained in the program, and no action taken pursuant to the provisions hereof, will create or be construed to create a trust of any kind, or a pledge, or a fiduciary relationship between BHB or the CEO and the participant or any other person. Nothing herein will be construed to require BHB or the CEO to maintain any fund or to segregate any amount for a participant’s benefit.

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New Hires, Promotions, and Transfers

Participants newly employed by BHB will be eligible for participation into the program and will receive a pro rata incentive award based on their length of eligibility.

A participant whose work schedule changes during the year will be eligible for prorated treatment that reflects his/her time in the different schedules.

If a participant changes his/her role or is promoted during the program year, he/she will be eligible for the new role’s target incentive award on a pro rata basis (i.e. the award will be prorated based on the number of months employed in the respective positions.)

Termination of Employment

If a participant is terminated by BHB, no incentive award will be paid. If a participant voluntarily leaves BHB before the award is paid, s/he will not receive payment unless their resignation is due to a hardship, retirement, death, disability, or extenuating family situation and BHB determines to make a payment. The Compensation Committee reserves the right to make a decision on whether or not to pay a pro-rated share of any incentive earned for the calendar year in question.

Disability, Death, or Retirement

If a participant is disabled by an accident or illness, and is disabled long enough to be placed on short- term or long-term disability, his/her incentive award for the program period shall be prorated so that no award will be earned during their absence.

In the event of death, BHB will pay to the participant’s estate the pro rata portion of the award that had been earned by the participant.

In the event of retirement (other than retirement due to disability above), BHB may, in its discretion, pay to the participant a pro rata portion of the award that had been earned by the participant.

Any pro rata payments that BHB determines to pay shall be made no later than March 15 of the year following the year in which the participant terminated employment.

Ethics and Interpretation

If there is any ambiguity as to the meaning of any terms or provisions of this program or any questions as to the correct interpretation of any information contained therein, BHB’s interpretation expressed by the Compensation and Human Resources Committee will be final and binding.

The altering, inflating, and/or inappropriate manipulation of performance/financial results or any other infraction of recognized ethical business standards, will subject the employee to disciplinary action up to and including termination of employment. In addition, any incentive compensation as provided by the program to which the employee would otherwise be entitled will be revoked.

The Company will recover any payments made under this program, if the payment was based on statements of earnings, revenues, gains, or other criteria that are later found to be materially inaccurate.

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Participants who have willfully engaged in any activity, injurious to the BHB, will upon termination of employment, death, or retirement, forfeit any incentive award earned during the award period in which the termination occurred.

Miscellaneous

The program will not be deemed to give any participant the right to be retained in the employ of BHB, nor will the program interfere with the right of BHB to discharge any participant at any time.

In the absence of an authorized, written employment contract, the relationship between employees and BHB is one of at-will employment. This program does not alter the relationship.

This incentive program and the transactions and payments hereunder shall, in all respect, be governed by, and construed and enforced in accordance with the laws of the State of Maine.

Each provision in this plan is severable, and if any provision is held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not, in any way, be affected or impaired thereby.

This program is proprietary and confidential to BHB and its employees and should not be shared outside the organization except as authorized by the Compensation Committee for public disclosure documents.

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EXHIBITS C and C(a)

Long Term Executive Incentive Plan

(attached)

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2016 through 2018 Long Term Executive Incentive Plan (D)

Bar Harbor Bankshares and Subsidiaries (“BHB”) Long Term Executive Incentive Plan (“LTEIP”) is part of a total compensation package, which includes base salary, annual incentives, long-term incentives and benefits.

Individually and collectively, BHB believes the executive team has the ability to influence and drive our success. The LTEIP is designed to reward executives for driving BHB’s success. This document summarizes the elements and features of the LTEIP.

The objectives of the LTEIP are to:

•	Align executives with shareholder interests;

•	Increase executive stock ownership/holdings;

•	Ensure sound risk management by providing a balanced view of performance and aligning rewards with the time horizon of risk;

•	Position BHB’s total compensation to be competitive with market for meeting performance goals;

•	Motivate and reward long-term sustained performance; and

•	Enable BHB to attract and retain talent needed to drive BHB’s success.

Eligibility

•	Eligibility will be limited to named executive officers and selected senior management officers nominated by the CEO and approved by the Compensation and Human Resources Committee of the Board of Directors (the “Committee”); and

•	Participants must be an active employee as of the reward payout date to receive an award with the exception of retirement, death, or disability discussed further in this document.

Program Components

The 2016-2018 LTEIP consists of a combination of Time-vesting Restricted Stock and Performance-vesting Restricted Stock Units. Participants may receive Time-vested Restricted Stock, Performance-vested Restricted Stock Units, or both under this LTEIP.

•	Time-vested Restricted Stock supports executive ownership and retention objectives. Grants vest over three years (e.g. 1/3 per year) and are subject to a three year holding requirement (i.e. executive can’t sell for at least three years after vesting); and

•	Performance-vested Restricted Stock Units promote pay for performance since the awards are only paid out when predefined performance goals are met. Grants are earned and cliff vest after three years and are subject to a further three-year holding requirement after vesting.

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The following table summarizes the measures and payout ranges.

Long-term Executive Incentive Program Guidelines Performance Period 2016-2018
Participants	Below Threshold <45% percentile	Threshold (50% of Target) 45th percentile	Target (100% of Target) 50th percentile	Stretch (150% of Target) 75th percentile and above
CEO/President	0%	15.00%	30.00%	45.00%
EVP/CFO	0%	13.75%	27.50%	41.25%
EVPs	0%	12.50%	25.00%	37.50%
SVP (Set Members)	0%	10.00%	20.00%	30.00%

Time-vested Restricted Stock is measured on a more holistic basis and is intended to allow for appropriate reflection of BHB’s performance, business environment, affordability, and individual performance and contribution. All awards are at the discretion of the Committee.

Performance-vested Restricted Stock Units will be granted at guideline level (i.e. target) and vesting will be determined by BHB’s future performance (i.e. three years after the grant).

Individual grant agreements will be provided to each individual upon grant and will specify the terms and conditions of the grant.

Performance Period-Performance-vested Restricted Stock Units.

Performance shares are granted at the start of each performance period. For the 2016-2018 LTEIP the start of the Performance Period will be January 1st 2016. Each performance cycle (i.e. performance period) is three years. The vesting (i.e. earning) of the award is contingent on actual performance of pre-defined measures at the end of the performance period (i.e. third year). The result is a rolling series of annual awards, each vesting over three years. (i. e. 2014 through 2016, 2015 through 2017, and 2016 through 2018). This plan document is for the 2016 through 2018 calendar years.

Performance-vested Restricted Stock Units-Metrics

Relative ROA will be selected for the performance measurement considering BHB’s Strategic Plan, growth strategy, as well as alignment with shareholder interests. The Committee will review the proposed performance goal (s) annually and approve the targets and ranges consistent with business plans and expectations for each subsequent rolling year plan. Threshold, target, and stretch goals will be established for each performance period and detailed in the table above.

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Plan year for 2016 through 2018

For the performance period of January 1, 2016 to December 31, 2018, relative ROA will be used to determine the vesting of performance –based restricted stock units. Due to the long-term period, performance will be compared to an approved “industry index” that allows comparison of BHB to its peers. BHB will be using the SNL $750M to $3B Bank Index for peer measurement purposes.

The ROA measure will be calculated using each of the twelve quarter’s relative ROA ranking, then average the results for the final measurement.

In addition to relative ROA, there will be a Total Shareholder Return (“TSR”) modifier to further align shareholder interest. If the TSR calculation for the same performance measurement period is negative, a payout cannot exceed a threshold payout level regardless of the relative ROA performance results.

Vesting

Restricted stock awards will have a three-year installment vesting schedule while performance –vested restricted stock units will have a three-year cliff vesting schedule. At the time of the vesting, sufficient shares of restricted stock units may be withheld to cover the executive’s tax liabilities.

Grants will vest during the second quarter of each year to allow for the gathering of calendar-year peer ROA statistics and to remain in compliance with Code Section 409A regulations. Performance vested restricted stock unit awards will be made as soon as administratively possible after the third year anniversary of the performance grants.

Terms and Conditions

Effective Date

This LTEIP is effective January 1, 2016 to reflect a performance period of January 1, 2016 to December 31, 2018. The LTEIP will be reviewed annually by the BHB’s Compensation and Human Resources Committee and Executive Management to ensure proper alignment with BHB’s business objectives. The Committee and the independent members of the Board of Directors retain the right to amend or modify the LTEIP at any time during the specified period. The established performance measurement will remain constant for the three year term. This LTEIP will remain in effect until December 31, 2018.

Program Administration

The LTEIP is authorized by the Compensation and Human Resources Committee and further voted by the independent members of the Board of Directors. The Committee has the sole authority to interpret the LTEIP and to make or nullify any rules and procedures, as necessary, for proper administration. Any determination by the Committee will be final and binding on all participants with the exception of the performance measure.

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Program Changes or Discontinuance

BHB has developed the LTEIP based on existing business, market and economic conditions; current services; and staff assignments. If substantial changes occur that affect these conditions, BHB may add to, amend, modify or discontinue any of the terms or conditions of the LTEIP at any time. The established performance measurement will remain constant for the three year term. The Committee may, at its sole discretion, waive, change, amend, or discontinue any of the terms or conditions of the LTEIP at any time as it deems appropriate.

The Board of Directors also may, at its sole discretion, waive, change or amend the LTEIP as it deems appropriate.

Plan and Award Agreements

All awards granted under the LTEIP will be subject to the terms and conditions of an award agreement executed between BHB and the executive. Further, all awards will be subject to the terms of conditions of the shareholder-approved equity plan under which the awards will be granted.

New Hires, Promotions, and Transfers

A participant who is promoted or hired into the approved participant group generally will not be eligible for the current three-year plan, but will become a participant in the next rolling three-year program. The Committee may make exceptions to this provision at its discretion by allowing a pro-rated payment (based on the months the new entrant participates in the current year plan) on a case by case basis.

Termination of Employment

To encourage employees to remain in the employment of BHB, a participant must be an active employee of BHB on the day the award is paid (see exceptions for disability, death, or retirement).

If a participant is terminated by BHB, participation under the program is forfeited in its entirety.

If a participant voluntarily leaves BHB at any time during the performance period including the period before the award is paid, s/he will not be eligible for payment.

The Committee reserves the right to make a decision on whether or not to pay a pro-rated share of any incentive earned for the performance period in question.

Disability, Death, or Retirement

If a participant is disabled by an accident or illness, and is disabled long enough to be placed on long-term disability, his/her incentive award for the performance period shall be prorated so that no award will be earned during the period of long-term disability. Payment will be made on the same schedule as with other participants.

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In the event of death, BHB will pay to the participant’s estate the pro rata portion of the award that had been earned by the participant. Payment will be made on the same schedule as with other participants.

In the event of retirement, BHB will pay to the participant a pro rata portion of the award that had been earned by the participant. Payment will be made on the same schedule as with other participants.

In the event of a Change in Control time-based grants will vest at 100% and Performance-based grants will vest at 100% of target. Payment will be made as soon as administratively possible after the Change of Control event is finalized. A Change of Control event will be determined as defined in BHB’s currently executed Change of Control agreements.

Participants who have willfully engaged in any activity, injurious to the BHB, will upon termination of employment, death, or retirement, forfeit any incentive award earned during a performance period in which the termination occurred.

Ethics and Interpretation

If there is any ambiguity as to the meaning of any terms or provisions of this LTEIP or any questions as to the correct interpretation of any information contained therein, BHB’s interpretation expressed by the Board of Directors will be final and binding.

Clawback (pending further refinement of pending SEC regulations)

In the event that BHB is required to prepare an accounting restatement due to error, omission, or fraud (as determined by the members of the Board of Directors who are considered “independent” for purposes of the listing standards of the NYSE MKT) each plan participant shall reimburse BHB for part or the entire incentive award made to such plan participant on the basis of having met or exceeded specific targets for the performance periods. For purposes of the LTEIP, the term “incentive awards” means awards made under the BHB’s LTEIP, the amount of which is determined in whole or in part upon specific performance targets relating to the financial results of BHB. BHB may seek to reclaim incentives within a three-year period of the incentive payout.

In addition, the altering, inflating, and/or inappropriate manipulation of performance/financial results or any other infraction of recognized ethical business standards, will subject the employee to disciplinary action up to and including termination of employment. In addition, any incentive compensation as provided by the LTEIP to which the employee would otherwise be entitled will be revoked even though an accounting reinstatement may not be required.

Miscellaneous

The LTEIP will not be deemed to give any participant the right to be retained in the employ of BHB, nor will the LTEIP interfere with the right of BHB to discharge any participant at any time.

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In the absence of an authorized, written employment contract, the relationship between employees and BHB is one of at-will employment. The LTEIP does not alter the relationship.

This LTEIP and the transactions and payments hereunder shall, in all respect, be governed by, and construed and enforced in accordance with the laws of the State of Maine.

Each provision in this LTEIP is severable, and if any provision is held to be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not, in any way, be affected or impaired thereby.

This Plan is proprietary and confidential to BHB and its employees and should not be shared outside the organization except as authorized by the Compensation and Human Resources Committee for public disclosure documents.

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Exhibit D-1

Form of Settlement Agreement with Stephen R. Theroux

See Exhibit 10.2 to this Form 8-K.

Exhibit D-2

Form of Settlement Agreement with William J. McIver

See Exhibit 10.3 to this Form 8-K.

Exhibit D-3

Form of Settlement Agreement with Laura Jacobi

See Exhibit 10.6 to this Form 8-K.

Exhibit D-4

Form of Settlement Agreement with Sharon Whitaker

See Exhibit 10.7 to this Form 8-K.

Exhibit D-5

Form of Settlement Agreement with Jodi Hoyt

See Exhibit 10.8 to this Form 8-K.

Exhibit D-6

Form of Settlement Agreement with Stephen W. Ensign

See Exhibit 10.5 to this Form 8-K.

Exhibit D-7

Form of Settlement Agreement with Bliss Dayton

See Exhibit 10.4 to this Form 8-K.

Schedule 6.01(d)

Voting Agreements

1.	Leonard R. Cashman

2.	Steve H. Dimick

3.	Stephen W. Ensign

4.	Catherine A. Feeney

5.	Stephen J. Frasca

6.	William C. Horn

7.	Laura Jacobi

8.	Peter R. Lovely

9.	William J. McIver

10.	Jack H. Nelson

11.	John P. Stabile II

12.	Stephen R. Theroux

13.	Sharon Whitaker

14.	Joseph B. Willey